# 2015
# AT A GLANCE

**+15%**

PRODUCTION
Increase over 2014[1]

**-20%**

ALL-IN SUSTAINING CASH COST
Decrease over 2014

[1]Gold equivalent production

**$291 million**

RECORD ANNUAL REVENUE

**$83 million**

OPERATING CASH FLOW[2]

[2]Before working capital changes

| | |
|---|---|
| 2015 at a Glance | IFC |
| Scorecard | 2 |
| Letter to Shareholders | 5 |
| Operations and Development Projects | 11 |
| San Dimas Mine | 13 |
| Black Fox Mine | 15 |
| Sustainability | 16 |
| Primero Reserves and Resources | 18 |
| 2015 Financial Review | 19 |
| Directors and Officers | 134 |
| Corporate and Shareholder Information | 135 |

*This annual report contains forward-looking statements. Please refer to the Cautionary Statement on Forward-Looking Information on page 72. Unless otherwise noted, all figures are in US dollars.*

PRIMERO

## Despite market volatility in 2015, Primero delivered a year of solid performance: record production, reduced costs, strong cash flow and financial discipline.

In 2015, our focus was on OPTIMIZATION, INTEGRATION and EFFICIENCY. We met or exceeded our key metrics of production and cash costs, and put the Company on track for A FUTURE OF FREE CASH FLOW. At the San Dimas mine, we succeeded in MAINTAINING our resource, ACCELERATING our pace of production, INCREASING mill capacity and accessing HIGHER GRADES OF ORE. In our first full year of operating the Black Fox mine, we learned more about the ore body, IMPROVED mill throughput and OPTIMIZED our processes – which, in combination, drove costs down and established Black Fox as a SUSTAINABLE OPERATION.

# 2015 SCORECARD

## 2015 TARGET

0 2 4 6 8 10

### OPERATIONAL Performance

- Produce 250,000-270,000 Au eq ounces
- Replace reserves with 100% of production
- Advance San Dimas expansion to 3,000 tonnes per day ("tpd") for completion in mid 2016

### STRATEGIC Initiatives

- Increase operating cash flow and earnings per share
- Maintain strong balance sheet and ensure the Company has access to sufficient funds to achieve its objectives

### SUSTAINABILITY Performance

- Zero fatalities and a reduction of Total Reportable Injury Frequency Rate by 15%
- Maintain "Clean Industry" standards at San Dimas (certification awarded every two years)

## PRODUCTION

Gold equivalent ounces

111,132
143,114
225,054
259,474
2012
2013
2014
2015

## SAN DIMAS MILL THROUGHPUT

Tonnes per day

1,980
2,100
2,460
2,720
2012
2013
2014
2015

2

PRIMERO 2015 ANNUAL REPORT

| 2015 ACHIEVEMENT | 2016 TARGET |
|---|---|
| • 259,474 Au eq ounces produced<br>• Primero successfully replaced mined depletion at both of its operating mines, though reserves declined slightly due to improved estimation methodologies<br>• Expected completion Q3 2016 | • Produce 260,000 to 280,000 Au eq ounces<br>• Replace reserves with 100% of production<br>• Complete expansion to 3,000 tonnes per day at San Dimas<br>• Continue to optimize and improve Black Fox operation<br>• Advance project pipeline (Cerro del Gallo, Truchas, Ventanas, Grey Fox, and Froome) within budgeted capital spend |
| • Earnings per share maintained despite the decline in metals price<br>• $71 million total liquidity (pro forma convertible debt repaid), $46 million cash | • Increase operating cash flow and earnings per share<br>• Maintain strong balance sheet and ensure the Company has access to sufficient funds to achieve its objectives |
| • Two fatalities, Total Reportable Injury Frequency Rate not decreased<br>• "Clean Industry" standards maintained at San Dimas | • Create a transformational shift in attitude towards safety culture resulting in Zero level 4 or 5 safety, community or environmental incidents and a safety performance TRIFR of 0.61 or less<br>• Maintain "Clean Industry" standards in Mexico (certification awarded every two years) |

## OPERATING CASH FLOW BEFORE CHANGES IN WORKING CAPITAL

$ per share

$0.97
$0.67
$0.48
$0.51
2012
2013
2014
2015

## TOTAL REPORTABLE INJURY FREQUENCY RATE (CONSOLIDATED)

1.5
1.1
0.7
1.2
2012
2013
2014
2015

PRIMERO 2015 ANNUAL REPORT 3

# 2015
# LETTER TO SHAREHOLDERS

Our dedication to improving productivity while reducing costs has resulted in a fifth consecutive year of RECORD-SETTING ACCOMPLISHMENTS. Primero delivered a 15% INCREASE IN GOLD EQUIVALENT PRODUCTION, at a 20% LOWER COST PER OUNCE, outperforming cost guidance – and we expect to see another 8% PRODUCTION INCREASE IN 2016.

Ernest Mast
President and
Chief Executive Officer

In 2015, we succeeded in further positioning San Dimas to prosper and expand. We proved that Black Fox could lower its cash costs and become a viable, profitable mine. We acquired new concessions, and now have development properties strategically located near each operating mine, setting the foundation for continued sustainable growth in the short and long term.

2015 was my first year as President and Chief Operating Officer of Primero. Although the Company continued its track record of financial discipline and delivering on commitments – we met our operational objectives and maintained our strong balance sheet, I enter 2016 confident our teams will improve safety performance. In early 2016, the Company completed its succession plan, and I was selected by the Board to become President and Chief Executive Officer, while Joseph Conway transitioned to the role of Executive Vice Chairman. I know I speak for us all in expressing my gratitude for Joe's dedication in putting Primero on its current course, and I look forward to his guidance in the years to come as he remains on the Board of Directors.

### SAN DIMAS Expanding Our World-Class Platform Asset

San Dimas, our flagship asset, delivered a superior year by every measure, producing 50,370 gold equivalent ounces during the fourth quarter alone, at cash costs of $535 per gold equivalent ounce and all-in sustaining costs (AISC) of $753 per ounce. The full year's production was 189,769 gold equivalent ounces, significantly higher than 2014.

Throughout the year, the mine's throughput steadily increased as the mill's expansion project proceeded. 10% more ore was processed in 2015. Higher-grade ore contributed to the year's results, due to improved access to the high-grade Jessica vein. I expect this growth trend

PRIMERO 2015 ANNUAL REPORT 5

In 2015, Primero generated record revenues of $291 million

to continue, as the mill reaches its full 3,000 tonnes per day (tpd) capacity in the third quarter of 2016.

In 2016, we plan a series of strategic investments to ensure the replacement of our mined reserves and aim to further expand the San Dimas mine life. We will target high grade mineralization near our existing infrastructure, and explore promising areas north of the Jessica vein and northwest towards the Perez vein. We will also explore south, towards the Verdosa and Camichin veins and into the Lechuguilla concession. Lechuguilla is a new concession that was acquired in 2015, located adjacent to San Dimas but outside the Silver Purchase Agreement with Silver Wheaton. We will also continue to explore the Ventanas exploration property, which due to the newly acquired concessions has doubled in size. Ventanas is located only 32 kilometres from San Dimas, and we'll be examining the potential for a 1,000 tpd standalone operation there.

## **BLACK FOX** Optimizing a High-Grade Underground Mine

In 2015, Black Fox produced nearly 70,000 ounces of gold at cash costs of $850 per ounce and AISC of $1,163 per ounce – AISC that were significantly below those of 2014. Mill throughput increased by 4%, to a record 2,400 tpd, average over the year. In the brief period that Black Fox has been a Primero operation, our investment in the mine and improved process optimizations have paid dividends, and the team has shown a real dedication to improvement. The year's results have proven that Black Fox can be successful, even in 2015's volatile market conditions.

In 2016, although our exploration investment will be reduced, we still expect to replace our mined ore due to the prospective nature of our land. We expect to make progress in delineating the Deep Central Zone mineralization at depth, and to explore the highly prospective Froome zone, which is approximately 800 metres west of the mine. The adjacent Grey Fox development property will also create opportunity if metals prices continue to improve.

## Engaging with Our People and Our Communities

At Primero, we consider safety to be our highest priority. However, we had two fatalities at San Dimas. These were unrelated incidents, but they pointed to

6

PRIMERO 2015 ANNUAL REPORT

# Primero generated record revenues of $291 million, 6% higher than 2014, which contributed to a 13% increase in operating cash flow.

the need to increase our vigilance and to transform the mine's safety culture. As a result San Dimas has implemented new, stringent safety policies and procedures. In the first quarter of 2016, these new procedures have resulted in a temporary decrease in production that is expected to be made up for throughout the year, but we feel this was necessary to ensure clear, measurable progress toward becoming a zero-harm operation.

In 2015, we maintained our corporate commitment to our host communities and the environment, and were again recognized for our community and environmental performance: we were named a Socially Responsible Company (Empresa Socialmente Responsable), for the fourth consecutive year.

## Financial Discipline for a Strong Future

In 2015, Primero generated record revenues of $291.3 million, 6% higher than 2014, which resulted in a 13% increase in operating cash flow, to $83.2 million ($0.51 per share), before changes in working capital. Looking ahead, we expect to increase 2016 production by as much as 8% over 2015, reaching 260,000 to 280,000 gold equivalent ounces. We expect to reduce AISC to between $850 and $900 per gold ounce, which is 10% below 2015 and well below industry averages. In 2015 the Company raised $75 million in convertible debentures at 5.75%, expiring in 2020. Spending will focus on those investments that are essential to maintaining production and replacing reserves. Our balance sheet will remain strong, as we focus on delivering free cash flow.

In summary, Primero is positioned extremely well compared to our industry peers, and the upcoming months and years should see our relative position improve. I am proud of how Primero employees faced the challenges of 2015, and I am confident that we have the teams in place to deliver strong shareholder returns. I want to thank everyone in the Company who has contributed to our Company's results. You are the spirit of Primero, and together we are positioned to deliver long-term, sustainable returns.

Ernest Mast
President and Chief Executive Officer

PRIMERO 2015 ANNUAL REPORT 7

Black Fox Mine
Grey Fox Development Project
Toronto Corporate Office
San Dimas Mine
Lechuguilla and Ventanas Exploration Properties
Cerro del Gallo Development Project

# 2015 RESULTS

**259,474**
RECORD PRODUCTION
gold equivalent ounces

**2,721**
RECORD PRODUCTIVITY
tonnes per day at San Dimas

**$637**
DISCIPLINED COST MANAGEMENT
total cash costs per gold equivalent ounce

**1.8**
MILLION OUNCES GOLD
total reserves

# OPERATIONS AND DEVELOPMENT PROJECTS

In our sixth year of operation, Primero has again delivered record results: GOLD EQUIVALENT PRODUCTION INCREASED by 15%, ALL-IN SUSTAINING COSTS DECREASED by 20%, and OPERATING CASH FLOWS INCREASED by 13%. Through economic times that challenge the industry, we continue to grow and build for the future while keeping a tight rein on costs.

## Productivity, Efficiency and Long-Term Sustainability

2015 was a year in which the gold price rose and fell, from a high of $1,301 to a low of $1,051 per ounce. Despite these challenges, we at Primero marked our fifth consecutive year of record production, while developing our key assets for higher productivity and lower costs. We enter 2016 with strong management – our new CEO has taken over in a seamless, planned succession – and a period of free cash flow is ahead of us.

In the third quarter of 2016, the San Dimas mine is expected to reach mill throughput of 3,000 tonnes per day, which will spur an expected increase of up to 8% in company-wide production. Company-wide, we expect annual gold equivalent production in the 260,000-280,000 ounce range, at an AISC of $850-900 per gold ounce, a 10% decrease in costs from 2014. As always, we will hold to our priorities: improving safety, meeting or exceeding our operational targets, preserving a strong balance sheet, and focusing on free cash flow.

PRIMERO 2015 ANNUAL REPORT 11

# SAN DIMAS GROWING OUR FLAGSHIP ASSET

## San Dimas exceeded expectations for productivity and costs

San Dimas exceeded expectations for productivity and costs, producing 151,355 ounces of gold and 8.3 million ounces of silver, resulting in an 18% increase of gold equivalent production over 2014. In the fourth quarter alone, the mine produced 41,371 ounces of gold and 2.32 million ounces of silver, at cash costs of $535 per gold equivalent ounce, and AISC of $753 per ounce.

Through the year, production trended steadily upward. Mill throughput was key: in 2015, the mill averaged 2,721 tonnes per day (in 2014 it averaged 2,463 tpd; in 2013, 2,100). When the mill's expansion to 3,000 tpd is complete, which is expected in the third quarter of 2016, the San Dimas mine will be capable of producing approximately 215,000 gold equivalent ounces a year.

The other factor in San Dimas' results was higher ore grades, due to increased availability of the high-grade Jessica vein. As we look to 2016 and beyond, we will continue to improve access to the Jessica vein, and our exploration will target nearby high-grade mineralization that can be reached through existing infrastructure.

Our exploration objectives are to replace 100% of our mined ore, and to discover new resources and reserves that are outside the concession boundaries defined within the Silver Purchase Agreement. With those objectives, we will explore north of the Jessica vein, northwest towards the Perez vein, and south towards the Verdosa and Camichin veins. We will begin exploring in a newly acquired concession, Lechuguilla, which is adjacent to San Dimas, and will move ahead with exploration at the Ventanas development property, which may show the potential to be a smaller-scale standalone mine.

In 2016, we expect San Dimas to come into its own as a truly world-class asset, producing 190,000 to 200,000 gold equivalent ounces at cash costs of $525 to $575 and AISC of $660 to $710 per ounce.

PRIMERO 2015 ANNUAL REPORT 13

# BLACK FOX
# OPTIMIZING A HIGH-GRADE GOLD MINE

In 2014 and early 2015 – shortly after acquiring Black Fox – we invested in equipment, infrastructure, and staff training, as well as in exploration and development. Last year's results validated our confidence: the mine proved itself to be a commercially viable operation, even at 2015's gold prices.

Black Fox's AISC costs were reduced by 19% from $1,428 per ounce in 2014 to $1,163 per ounce in 2015. These levels are profitable, even at recent prices, and we remain committed to the future of Black Fox.

For 2016, we will continue to develop areas in the Deep Central Zone, and invest in the necessary infrastructure to improve access. Our exploration will be reduced compared to recent years, but we expect to replace 100% of mined reserves. We will explore Black Fox west of the Deep Central Zone and at depth, and will also focus on delineating the adjacent Froome deposit. Approximately one kilometre west of Black Fox, Froome may be accessible via underground drifting. We also plan some surface exploration in search of nearby Froome-style deposits.

In 2016, we expect Black Fox to produce more ounces – in the 70,000 to 80,000 range – at lower costs of $680 to $730 per ounce, and AISC of $940 to $990 per ounce.

Black Fox's AISC costs were reduced by 19% from $1,428 per ounce in 2014 to $1,163 per ounce in 2015

### THE DEVELOPMENT PIPELINE
Grey Fox and Cerro del Gallo

Grey Fox is a promising development project in northern Ontario, only four kilometres from the Black Fox mine. Cerro del Gallo, in Guanajuato state in central Mexico, is an open-pit heap leach development project. While we have confidence in the long-term prospects for both of these properties, these projects are currently on hold due to market conditions. We will continue to monitor the economics of each property, and will revisit our decisions as markets evolve.

PRIMERO 2015 ANNUAL REPORT 15

# SUSTAINABILITY PEOPLE, COMMUNITIES AND THE ENVIRONMENT

## Shifting Attitudes to Safety

At Primero, our first responsibility is to the health, safety and well-being of our people, their families and their communities. After a year where our key safety metrics did not improve, we renewed our efforts to create and sustain a safety-first culture and a zero-incident work environment.

We revisited our operating standards and upgraded our safety training at both San Dimas and Black Fox, and mandated that all work in operating stopes must be done under supported ground, a best-practice that had never been fully applied in the history of the San Dimas mine. At Black Fox, employees had worked a total of 916 days without a lost time injury until one unfortunate incident in December. Over the year, the total number of reportable injuries was up at both sites: our Total Recordable Injury Frequency Rate was 1.17, above our target of 0.62.

## Protecting the Environment

San Dimas operates its own hydroelectric plant, which last year provided 75% of its power requirements, reduced its greenhouse gas emissions and lowered its carbon intensity to 0.022 tonnes $CO_2$ per tonne of ore processed. In recognition of its environmental performance, the mine was again certified a *Clean Industry* by the Procuraduría Federal de Proteccion al Ambiente (the Mexican Environmental Authorities).

## Supporting Local Communities

In and around our host communities, we actively support health, education and socio-economic development. In Tayoltita, near the San Dimas mine, we have recently upgraded medical facilities, built roads, and funded the construction of classrooms. We supported the Activa Tayoltita, a year-long youth recreational program including educational and sporting events and regular use of the newly constructed recreational parks.

Our support for the College of Professional Technical Education (CONALEP) campus in Tayoltita continues with 36 graduates from the 2015 program and 259 graduates over the last 9 years. Musical instruments and supplies were also provided to incorporate a cultural component into the school's extracurricular activities.

16 PRIMERO 2015 ANNUAL REPORT

# Recognized as a Socially Responsible Business by the CEMEFI*

* *Mexican Centre for Philanthropy*

To create career opportunities for the Wahgoshig First Nation near the Black Fox mine, we worked with Northern College, in Timmins, Ontario, and the Wahgoshig First Nation to implement a training school on underground mining. Five graduates completed the first session in September 2015; seven students began the second session in December.

Our policy is to preferentially employ and procure goods locally. Our ongoing implementation of written agreements with local *ejidos* in Mexico, and the Impact Benefit Agreement (IBA) that we signed with the Wahgoshig First Nation, have generated new employment and business opportunities in their respective communities.

For the fourth consecutive year we were awarded the *Empresa Socialmente Responsable* (Socially Responsible Company) Award by CEMEFI (Mexican Centre for Philanthropy). The award is given to companies operating in Mexico that are committed to sustainable economic, social and environmental operations in all areas of corporate life, including business ethics, involvement with the community and preservation of the environment.

Our commitment to diversity is reflected in our newly adopted Diversity Policy, which can be found at www.primeromining.com, under *Board Guidelines, Appendix B.*

In 2015, we continued the ongoing process of assessing the topics of material interest in sustainability reporting. Through internal employee safety surveys, external community surveys and an assessment of industry issues, we have identified a number of issues that are important to our stakeholders and to our business. These issues will be among the topics included in our 2015 Sustainability Report.

PRIMERO 2015 ANNUAL REPORT 17

PRIMERO
RESERVES
AND RESOURCES

TOTAL MINERAL RESERVES AND MINERAL RESOURCES as at December 31, 2015

Classification	Property	Tonnage (million tonnes)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (000 ounces)	Contained Silver (000 ounces)
Mineral Reserves
Proven & Probable	San Dimas	5.2	4.8	329	809	55,193
Proven & Probable	Black Fox	2.1	3.6	–	237	–
Proven & Probable	Cerro	32.2	0.7	15	712	15,335
Total Proven & Probable					1,758	70,528
Mineral Resources
Measured & Indicated	San Dimas	5.1	6.0	409	971	66,540
Measured & Indicated	Black Fox	3.1	5.2	–	521	–
Measured & Indicated	Grey Fox	4.7	4.4	–	668	–
Measured & Indicated	Cerro	47.9	0.6	13	923	20,546
Measured & Indicated	Ventanas	0.2	2.5	258	12	1,286
Total measured & Indicated					3,095	88,372
Inferred Resources	San Dimas	7.0	3.6	330	801	74,030
Inferred Resources	Black Fox	1.0	5.9	–	188	–
Inferred Resources	Grey Fox	1.3	4.2	–	174	–
Inferred Resources	Ventanas	0.2	2.3	412	17	3,039
Total Inferred Resources					1,180	77,069

Notes to Mineral Reserve Statement:
1.	Assumed gold price of US$1,200 per troy ounce and silver price of US$18 per troy ounce.
2.	San Dimas cut-off grade of 2.50 g/t AuEq based on total operating cost ofuS$96.57/t. Metal supply contract obligations have been referenced in determining overall vein reserve estimate viability. Black Fox underground cut-off grade of 4.44 g/t gold based on total all-in costs of C$194.00/t (C$135/t direct costs and C$59/t sustaining capital).
3.	Assumed processing recovery factors at San Dimas for gold of 97% and silver of 95% and 95% for gold at Black Fox.
4.	Exchange rate assumed is 15.50 Mexican pesos/uS$1.00 and CDn$1.25/uS$1.00.
5.	The Mineral Reserve estimates for San Dimas Mine set out in the table above have been reviewed and approved by Mr. Clifford Lafleur, P.Eng., Director of Technical Services, Primero and Mr. Patrick McCann, P.Eng., Principal Engineer, Primero and a Qualified Person (“QP”) for the purposes of National Instrument 43-101 (“NI 43-101”). The Mineral Reserve estimates for Black Fox Mine set out in the table above have been reviewed and approved by Mr. Clifford Lafleur, P.Eng., Director of Technical Services, Primero and Mr. Russell Pennell, P.Eng., Senior Mine Planner, Primero and a QP for the purposes of NI 43-101.
6.	Figures may not add due to rounding.
Notes to Mineral Resource Statement:
1.	Mineral Resources are total and include those resources converted to Mineral Reserves except Cerro del Gallo Mineral Resources which are calculated exclusive of Mineral Reserves.
2.	Assumed gold price of US$1,200 per troy ounce and silver price of US$18 per troy ounce.
3.	San Dimas cut-off grade of 2.0 g/t AuEq was applied. Black Fox open-pit cut-off grade of 0.9 g/t gold and underground cut-off grade of 3.4 g/t were applied. Grey Fox open-pit cut-off grade of 0.9 g/t gold and underground cut-off grade of 3.0 g/t were applied.
4.	At San Dimas a constant bulk density of 2.6 tonnes/m3 has been used. At Black Fox a constant bulk density of 2.84 tonnes/m3 has been used.
5.	The Mineral Resource estimates for San Dimas and Black Fox Mines set out in the table above have been reviewed and approved by Mr. Dave Laudrum, P.Geo., Senior Resource Manager, Primero and QP for the purposes ofnI 43-101. The Mineral Resource estimate for Grey Fox was prepared by Mr. Rodney Webster MAusIMM, MAIG of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of NI 43-101.
6.	The Black Fox Froome zone drilling was cut off as of February 17, 2016.
7.	Figures may not add due to rounding.

18	PRIMERO 2015 ANNUAL REPORT

2015
FINANCIAL
REVIEW

PRIMERO 2015 ANNUAL REPORT	19

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2015. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2015, which is expected to be filed by March 31, 2016, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A has been prepared as of February 17, 2016.

OVERVIEW OF THE BUSINESS

Primero is a Canadian-based precious metals producer with operations in both Mexico and Canada. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. The Company owns two producing properties, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, and as of March 5, 2014, with the-acquisition of Brigus Gold Corp. (“Brigus”), the Black Fox mine located in the Township of Black River Matheson, Ontario, Canada. The Company owns properties adjacent to the Black Fox mine - Grey Fox and Pike River, which together with the Black Fox mine and the Black Fox mill, located on the Stock Mill property, comprise the Black Fox Complex.

In addition, the Company owns one development-stage project; the Cerro del Gallo gold-silver-copper project, located in the state of Guanajuato in central Mexico and one exploration property, Ventanas, located in Durango State, Mexico.

The profitability and operating cash flow of the Company are affected by numerous factors, including the amount of gold and silver produced and sold, market prices of gold and silver, operating costs, regulatory and environmental compliance, as well as currency exchange rates, political risks, and varying levels of taxation. The Company seeks to manage these risks, but many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges. Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the foreign exchange rates and certain input costs have an impact on the Company's operating costs and capital expenditures.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”. In addition, Primero has convertible debentures trading on the TSX under the symbols “P.DB.U” and “P.DB.V”.

20	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

SELECTED CONSOLIDATED ANNUAL INFORMATION

Years ended December 31	2015	2014[1]	2013
Key Performance Data
Tonnes of ore milled	1,868,926	1,593,005	766,930
Produced
Gold equivalent (ounces)	259,474	225,054	143,114
Gold (ounces)	221,060	189,943	111,983
Silver (million ounces)	8.30	6.15	6.05
Sold
Gold equivalent (ounces)	255,951	220,067	143,972
Gold (ounces)	218,194	185,286	112,846
Silver (million ounces)	8.12	5.94	6.17
Average realized prices
Gold ($/ounce)[3]	$1,136	$1,243	$1,394
Silver($/ounce)[3]	$5.34	$7.46	$6.97
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$637	$687	$599
By-product basis	$548	$579	$389
All-in sustaining costs (per gold ounce)[2]	$972	$1,222	$1,077

Financial Data (in thousands of US dollars except per share amounts)
Revenues	$291,304	$274,612	$200,326
Earnings from mine operations	50,473	52,663	76,004
Net loss	(106,910)	(224,384)	(4,250)
Adjusted net income[2]	6,556	5,365	38,668
Basic loss per share	(0.66)	(1.48)	(0.04)
Diluted loss per share	(0.66)	(1.48)	(0.04)
Adjusted net income per share[2]	0.04	0.04	0.36
Operating cash flows before working capital changes	83,166	73,658	72,396
Operating cash flows before working capital changes per share	0.51	0.48	0.67
Weighted average shares outstanding (basic)(000’s)	162,341	152,064	108,528
Weighted average shares outstanding(diluted) (000’s)	162,341	152,064	108,528

As At December 31	2015	2014[1]	2013
Assets
Mining interests	$790,118	$881,480	$636,253
Total assets	$924,968	$1,002,820	$800,822
Liabilities
Long-term liabilities	$162,427	$190,213	$94,039
Total liabilities	$276,092	$254,835	$139,732
Equity	$648,876	$747,985	$661,090

1.	Includes the results for the period for which the Black Fox Complex assets, acquired March 5, 2014, were owned by Primero (March 5, 2014 to December 31, 2015).
2.	See “NON-GAAP measurements “
3.

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations”).

PRIMERO 2015 ANNUAL REPORT	21

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

HIGHLIGHTS

Developments

•

On February 9, 2015, the Company issued $75.0 million aggregate principal amount of 5.75% convertible unsecured subordinated debentures maturing on February 28, 2020. Using the proceeds from the issuance the Company repaid $40 million it had drawn from its revolving credit facility. At December 31, 2015, the credit facility still remained fully undrawn and available to the Company.

•	The Company achieved key milestones at both the San Dimas mine and the mill tracking towards the completion of its expansion from 2,500 tonnes per day (TPD) to 3,000 TPD in Q3 2016.

•

At the Black Fox mine, the development ramp to the Deep Central Zone was well advanced and had reached the 620 metre level at December 31, 2015. Underground throughput continues to track higher averaging 620 TPD in Q4 2015, on track to meet the 850 TPD target expected in Q4 2016.

•

Current economic conditions and results of additional studies at Grey Fox and Cerro Del Gallo resulted in the Company electing to defer the development of both of these projects. Both projects do not generate a sufficient internal rate of return at current metal prices to justify the required capital expenditure.

•

On February 3, 2016 the Company announced that its Mexican subsidiary, Primero Empresa Minera, S.A. de C.V. (PEM), received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria (SAT), seeking to nullify the Advance Pricing Agreement (APA) issued by SAT in 2012. The APA confirmed the Company's basis for paying taxes on realized silver prices for the years 2010 to 2014 and represented SAT's agreement to accept that basis for those years. The legal claim initiated does not identify any different basis for paying taxes. The Company intends to vigorously defend the validity of its APA. See “Challenge to the 2012 APA” elsewhere in the MD&A for additional details.

•

The Company announced on February 10, 2016, that it has elected to satisfy its obligation to pay the entire redemption price of the 6.5% convertible debentures using cash on the maturity date of March 31, 2016. The debentures are redeemable for an amount equal to the principal amount of the debentures plus accrued unpaid interest up to, but excluding, the maturity date, which is estimated to total $1.6 million. On the date of the announcement, the Company drew down $50 million on its revolving credit facility to satisfy this obligation.

22	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Financial Performance

•

Earnings from mine operations for 2015 were $50.5 million compared to $52.7 million in 2014. The drop in earnings from lower gold and silver prices in 2015 was compensated by higher production and sales at Black Fox and San Dimas.

•

The Company incurred a net loss of $106.9 million ($0.66 per share) including $104.0 million ($97.3 million net of tax) in impairment charges in 2015, compared to a net loss of $224.4 million ($1.48 per share) including $209.0 million ($200.0 million net of tax) in impairment charges in 2014.

•

Adjusted net income was $6.6 million ($0.04 per share) for 2015, compared to adjusted net income of $5.4 million ($0.04 per share) for 2014, largely due to lower general and administrative expenses in 2015.

•

Operating cash flows before working capital increased to $83.2 million ($0.51 per share) in 2015 compared to $73.7 million ($0.48 per share) in 2014 mainly due to increased earnings from mine operations before depreciation charges. Working capital outflows were significantly lower in 2015 at $1.5 million compared to $29.4 million in 2014 primarily because of the rising value added tax (VAT) balance at the Company’s Mexican operations in 2014. In 2015, VAT owing from the tax authorities was used to reduce corporate income taxes payable so the VAT balance only increased marginally in 2015.

•

The Company improved its overall liquidity position at December 31, 2015 compared to the previous year as a result of strong cash flows from operations coupled with lower capital spending and higher cash inflows from financing activities. The Company’s liquidity position at December 31, 2015 was $120.6 million, consisting of cash of $45.6 million and $75.0 million in undrawn credit facility, compared to $62.4 million of liquidity at December 31, 2014, consisting of $27.4 million in cash and $35.0 million in undrawn credit facility.

•

Impairment charges of $104.0 million include $82.0 million at the Black Fox complex resulting from declining metal prices, the temporary decision to defer Grey Fox development and changes in the Black Fox mine plan to focus primarily on higher grade underground ore plus $22.0 million at Cerro del Gallo resulting from declining metal prices and the decision to further defer development. In 2014, impairment charges included $99.0 million of goodwill at the Black Fox complex, $75.0 million impairment to the Black Fox mining property due to the earlier than expected depletion of the open pit and a $35.0 million impairment to the Cerro del Gallo development property as a result of the decision to delay construction.

•

General and administrative expenses were $29.9 million in 2015 compared to $36.8 million in 2014. The decreased expenses were a result of the closing of the offices in Mexico and Vancouver as well as the weaker Canadian dollar relative to the U.S. dollar on the predominantly Canadian dollar based general and administrative costs.

•

The $75 million 5.75% convertible debenture issued in February are recorded at fair value and marked to market on a quarterly basis – a $13.5 million gain was recorded in 2015 and $3.7 million in transaction costs were expensed from the issuance.

PRIMERO 2015 ANNUAL REPORT	23

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

•

Income tax expense in 2015 of $20.4 million includes $32.5 million of tax expense at San Dimas offset by a $6.7 million tax recovery from the impairments and a $4.7 million tax recovery recorded from the expiry of warrants. During 2015, the Mexican peso devalued approximately 17% relative to the U.S. dollar. As a result, the tax basis for the Company’s assets in Mexico devalued relative to its U.S. dollar functional reporting currency. The lower tax base from a U.S. dollar perspective results in lower deductions for tax purposes in future years if the peso remains devalued. As a result, included in the $20.4 million of income tax expense for 2015 is a $25.4 million non-cash deferred tax expense relating to foreign exchange on its deferred income tax liability. During 2014 the devaluation in the peso relative to the U.S. dollar resulted in a $19.8 million non- cash deferred tax expense related to foreign exchange.

Operating Performance

•

Total production of 259,474 gold equivalent ounces in 2015 compared to 225,054 gold equivalent ounces in 2014. Gold production was 221,060 ounces in 2015 compared to 189,943 ounces in 2014, and silver production was 8.30 million ounces from San Dimas in 2015 compared to 6.15 million ounces in 2014. 2015 production at San Dimas was higher than 2014 as a result of higher throughput related to the ongoing expansion of the mill to 3,000 TPD and increased availability of the high-grade Jessica vein.

•

The Company incurred total cash costs per gold equivalent ounce of $637 for 2015 compared to $687 for 2014. On a by-product basis, total cash costs per gold ounce were $548 for 2015 compared to $579 for 2014. Unit costs were lower in 2015 due to higher production and benefits from the weaker Canadian dollar and Mexican peso relative to the U.S. dollar reporting currency.

•

All-in sustaining costs per ounce were $972 for 2015 compared to $1,222 in 2014. At San Dimas, higher mill throughput rates and increased by-product silver production resulted in lower all-in sustaining costs of $680 per ounce compared to $826 per ounce in 2014. Cost reductions from process optimizations following the Company’s re-capitalization efforts in 2014 through to early- 2015 reduced the all-in sustaining costs at Black Fox to $1,163 per ounce in 2015 compared to $1,428 per ounce in 2014.

OUTLOOK FOR 2016

The Company expects to increase production to between 260,000 and 280,000 gold equivalent ounces in 2016, up to 8% higher than in 2015. This guidance includes gold production of 215,000 to 235,000 ounces and 8.5 to 9.5 million ounces of silver. The expected increase in production is partly due to the completion of the San Dimas mill expansion to 3,000 TPD expected in Q3 2016. However, the Company expects Q1 2016 production to be lower than the quarterly average due to the implementation of improved ground control practices at San Dimas.

At the Black Fox mine, production is expected to increase slightly in 2016 based on a higher proportion of higher grade underground ore. Throughout 2016 and onwards, the Black Fox mill will be maintained at its 2,500 TPD capacity through a combination of high-grade production from the Black Fox underground supplemented by lower-grade stockpiled ore.

24	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The Company expects to lower its overall spending profile in 2016 by focusing on prudent sustaining capital allocation. Sustaining capital projects have been prioritized given their respective relevance to maintaining consistent production levels and 2016 exploration targets have been identified and prioritized based on potential to influence near-term production. As a result, all-in sustaining costs are expected to decrease by an additional 10% compared to 2015 to between $850 and $900 per gold ounce and total cash costs are expected to be in the range of $570 to $620 per gold equivalent ounce, well below industry averages.

The Company's 2016 production outlook is summarized in the following table, with a comparison to 2015 actual results:

	San Dimas	Black Fox	Estimated 2016	Actual 2015

Attributable gold equivalent production	190,000-200,000	70,000-80,000	260,000-280,000	259,474
(gold equivalent ounces)
Gold production	145,000-155,000	70,000-80,000	215,000-235,000	221,060
(ounces)
Silver production	8.5-9.5	N/A	8.5-9.5	8.30
(million ounces)
Total cash costs	$525-$575	$680-$730	$570-$620	$637
(per gold equivalent ounce)
All-in sustaining costs	$660-$710	$940-$990	$850-$900	$972
(per gold ounce)
Capital expenditures	$56.4	$23.6	$82.3	$93.3
(millions of U.S. dollars)

Material assumptions used to forecast total cash costs for 2016 are summarized in the table below:

2016 Metal and Currency Assumptions
Gold (US$/oz)	$1,050.00
Silver Spot (US$/oz)	$14.00
Silver Fixed (US$/oz)	$4.26
C$/US$	$1.35
MXP/US$	$16.00

The Company’s 2016 outlook for revenues and operating expenses are directly correlated to its production and cash cost outlooks with the assumption that production will match sales quantities. Depreciation and depletion should remain consistent to 2015.

The Company will continue to focus on cost reductions at all its sites and at the corporate office. It is expected that general and administrative expenses will decrease again in 2016. Corporate tax rates are expected to remain consistent and at San Dimas the effective tax rate will depend on exchange rates between the Mexican peso and U.S. dollar.

With respect to capital spending, the Company has narrowed its 2016 focus to core capital expenditures related to advancing the existing underground mining operations at San Dimas and Black Fox, and as a result the Company expects capital expenditures in 2016 of $82.3 million, which includes capitalized exploration costs of $18.4 million, a 12% decrease compared to 2015 capital expenditures of $93.3 million including capitalized exploration expenditures of $21.0 million.

PRIMERO 2015 ANNUAL REPORT	25

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

A comparison of the details of 2016 expected and 2015 actual capital expenditures are shown under “Financial condition review” later in the document.

REVIEW OF ANNUAL CONSOLIDATED FINANCIAL INFORMATION

Earnings from mine operations

	Year ended December 31
(in thousands of U.S. dollars)	2015	2014
Gold revenue	$247,819	$230,320
Silver revenue	43,485	44,292
Operating expenses	(163,593)	(159,280)
Depreciation and depletion	(77,238)	(62,669)
Earnings from mine operations	$50,473	$52,663

The table below sets out variances in the key drivers of earnings from mine operations for the year ended December 31, 2015 compared with the year ended December 31, 2014:

Year ended
(in thousands of U.S. dollars)	December 31
Earnings from mine operations in 2014	$52,663
Differences:
Revenue
Lower realized gold price	(23,409)
Higher ounces of gold sold	40,908
Lower realized silver price	(17,062)
Higher ounces of silver sold	16,255
Higher operating expenses	(4,313)
Higher depreciation and depletion	(14,569)
Earnings from mine operations as reported in 2015	$50,473

Revenue

•

Gold revenue increased $17.5 million in 2015 compared to 2014 primarily as a result of increased ounces sold offset by a lower realized price. Higher volumes sold were due to higher throughput at San Dimas and a full twelve months of production at Black Fox.

•

Silver revenue for 2015 was slightly lower compared to 2014 as a result of lower quantities sold at spot price due to a higher threshold requirement relating to the silver purchase agreement with Silver Wheaton. The spot price of silver was also lower in 2015 than in 2014. For 2015 (for the period from August 6, 2014 to August 5, 2015) and subsequent years, the Company is required to deliver 6.0 million ounces of silver under the silver purchase agreement before it is entitled to sell 50 percent of its silver production for its own account on the spot market. In 2014 (for the period from August 6, 2013 to August 5, 2014) and prior years, the threshold was 3.5 million ounces of silver before it was entitled to sell 50 percent of its excess silver production on the spot market.

26	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Operating expenses

•

Operating expenses increased in 2015 by $4.3 million, resulting mainly from operating costs at the Black Fox mine for the additional two months of Primero operation in 2015 compared to 2014. Operating expenses at San Dimas decreased by $0.8 million in 2015 as compared to 2014.

Depreciation and depletion

•

Depreciation and depletion was $77.2 million in 2015, an increase of $14.6 million from 2014, with Black Fox accounting for $3.5 million of the increase for the period reflecting a full twelve month period of operations. In addition, higher production at San Dimas also resulted in higher depreciation and depletion.

A summary income statement follows:

	Year ended December 31
(in thousands of U.S. dollars)	2015	2014

Earnings from mine operations	$50,473	$52,663
Mining interest impairment charge	(104,000)	(110,000)
Goodwill impairment charge	-	(98,961)
Exploration expenses	(1,690)	(1,816)
General and administrative expenses	(29,890)	(36,806)
Transaction costs and other expenses	(4,416)	(9,203)
Finance expense	(11,514)	(6,970)
Mark-to-market gain on convertible debentures	13,500	-
Other income	1,024	4,436
Income tax expense	(20,397)	(17,727)
Net loss	($106,910)	($224,384)

PRIMERO 2015 ANNUAL REPORT	27

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Impairment charges

Mining interest

	Year ended December 31
(in thousands of U.S. dollars)	2015	2014

Black Fox Complex	$82,000	$75,000
Cerro del Gallo	22,000	35,000
	$104,000	$110,000

Black Fox 2015 - As a result of the current gold price, and based on the results of a recently completed internal scoping study, the Company has elected to temporarily defer the development of the Grey Fox project. The project does not generate the necessary internal rate of return to justify the required capital expenditure in the current gold price environment. In addition in 2015, the Company continued to develop the Black Fox mine plan in order to focus primarily on higher grade underground ore, which resulted in a decline in expected mineable ounces from the Black Fox mine. In 2015, the Company recorded an $82 million impairment to recognize the deferral of development at Grey Fox and reduced mineable ounces at the Black Fox mine.

Black Fox 2014 -Throughout 2014, production from the Black Fox open-pit had systematically remained below the average Mineral Reserve grade. Further testing had shown a decrease in minable ounces and a depletion of the pit in 2015. This was a substantial decrease from what was expected on acquisition and resulted in a $75.0 million impairment to the Black Fox mining property value in 2014.

Cerro del Gallo - Decisions to delay the construction at Cerro del Gallo because of current economic conditions resulted in an impairment to this development property of $35.0 million in 2014 and a further $22.0 million in 2015.

Goodwill

On the acquisition of Brigus Gold Corp. (‘‘Brigus’’), goodwill of $99.0 million arose on the transaction, most of which is attributed to the additional consideration as a result of the increase in the Company’s share price between announcement and closing of the acquisition. All of this goodwill was assigned to the Black Fox Complex cash generating unit as it was the only business unit acquired pursuant to the acquisition. In 2014, the Company determined that the current valuation could not support the carrying value of the goodwill and accordingly a goodwill impairment charge was recorded for the full carrying value of $99.0 million.

28	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

General and administrative expenses

General and administrative expenses were $29.9 million in 2015, compared with $36.8 million in 2014. The breakdown of general and administrative expenses is as follows.

	Year ended December 31
(in thousands of U.S. dollars)	2015	2014
Share-based compensation	$7,144	$9,342
Salaries and wages	12,607	13,168
Rent and office costs	1,232	2,663
Legal, accounting and consulting services	4,366	4,520
Other general expenses	4,541	7,113
Total	$29,890	$36,806

The decrease in general and administrative expenses are attributed primarily to the following factors:

•

Share-based compensation includes amortization on equity-settled plans and marked-to-market adjustments on the value of units in the Company’s cash-settled plans. Less units outstanding under the cash-settled plan resulted in lower share-based compensation expense.

•	Other general expenses in 2014 include $1.8 million accrued for the closure of the Company’s Vancouver office.

Transaction costs and other expenses

Transaction costs of $3.7 million in 2015 were incurred on the issuance of the $75.0 million 5.75% convertible debentures. In 2014, $7.5 million in transaction costs were expensed in relation to the acquisition of Brigus.

Finance expense

Finance expense increased by $4.5 million in 2015 as compared to 2014, primarily due to interest on the 5.75% convertible debentures issued during the first quarter of 2015 and a full twelve months of interest and accretion on the 6.5% convertible debentures.

Mark-to-market gain on convertible debentures

The 5.75% convertible debentures issued in the first quarter of 2015 are accounted for at fair value and are marked-to-market each period based on the trading price of the debentures. The Company recognized a gain of $13.5 million during 2015.

Other income

Other income includes foreign exchange gains and losses, gains on the 6.5% convertible debenture derivative liability and other items. The Company recorded a foreign exchange gain of $0.1 million in 2015 compared to a gain of $2.7 million in 2014. Foreign exchange gains result primarily from the translation of Mexican peso denominated and Canadian dollar denominated asset retirement obligations offset by foreign exchange losses from the peso denominated VAT receivable. In both 2015 and 2014, the Mexican peso and Canadian dollar depreciated relative to the U.S. dollar (the Company’s functional currency).

PRIMERO 2015 ANNUAL REPORT	29

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The Company has a derivative liability relating to the conversion option on the Brigus 6.5% convertible senior unsecured debentures. The conversion option is fair valued each period and as a result of the reduction in the Company’s share price from January 1, 2015 to December 31, 2015, the value of the conversion option derivative liability decreased by $1.5 million (2014 - $2.3 million) therefore creating a gain in the statement of operations and comprehensive income (loss).

Income tax expense

	Year ended December 31
(in thousands of U.S. dollars)	2015	2014
Current tax expense
Mining royalty at San Dimas	$5,590	$3,002
Other current tax - Mexico	17,775	1,750
	$23,365	$4,752
Deferred tax expense (recovery)
Withholding tax on intercompany interest	$3,932	$4,445
San Dimas change in tax shelter	6,552	17,032
Mining royalty at San Dimas	(1,122)	(595)
Tax recovery on mining interest impairments	(6,661)	(9,001)
Tax recovery on expiry of warrants	(4,736)	-
Other deferred tax	(933)	1,094
	($2,968)	$12,975
Total	$20,397	$17,727

San Dimas pays income taxes based on its Mexican peso financial statements, which includes foreign exchange and other income items (permanent differences) different than the U.S. dollar reporting financial statements. In addition, foreign exchange losses are recognized in deferred income tax expense when the Mexican peso denominated deferred income tax balance is translated to its U.S. dollar reporting currency. In 2015 this increased deferred tax expense by $25.4 million (2014-$19.8 million).The reduction in San Dimas tax shelters reflects the impact of this foreign exchange offset by inflation on the San Dimas’ deferred income tax balances and the impact of higher book to tax depreciation. The volatility of the exchange rate between the Mexican peso and the U.S. dollar can result in significant adjustments to deferred tax expense.

In 2014, the Company’s Mexican operations consumed the remaining tax loss carry forwards resulting in current tax expense of $17.8 million in 2015 (2014-$1.7 million). In addition, San Dimas current income taxes have increased because of lower tax depreciation than accounting depreciation. See Note 12 to the December 31, 2015 consolidated financial statements for a full reconciliation of annual income taxes at the statutory rate to the income tax recovery or expense in the statement of operations and comprehensive income (loss).

30	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The Company’s Canadian operations which include the Black Fox Complex and the corporate office, is not currently taxable and has $172 million in Canadian resource tax pools which do not expire and can be utilized to shelter future income earned from the Black Fox Complex.

On December 11, 2013, the Mexican government enacted a tax reform to introduce a mining royalty effective January 1, 2014. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base. The royalty base being taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year.

The Company has taken the position that the royalty is an income tax as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arose, as mining assets and financial assets/liabilities had a book basis but no tax basis for purposes of the royalty. The Company has recognized a net deferred tax liability of $28.7 million as at December 31, 2015 in respect of this royalty (2014-$32.6 million). This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted/depreciated. In 2015, the liability was reduced by $3.9 million (2014-$3.3 million).

PRIMERO 2015 ANNUAL REPORT	31

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

REVIEW OF OPERATIONS

San Dimas Mine

	Year ended
	December 31		Three months ended
	2015	2014	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14

Key Performance Data
Tonnes of ore mined	988,168	897,445	228,539	232,014	263,868	263,747	253,531
Tonnes of ore milled	993,093	898,915	250,796	228,392	256,235	257,670	261,859
Tonnes of ore milled per day	2,721	2,463	2,726	2,483	2,816	2,863	2,846
Average mill head grade (grams/tonne)
Gold	4.90	4.63	5.23	4.75	4.60	5.01	4.49
Silver	274	232	300	272	275	250	224
Average gold recovery rate (%)
Gold	97%	94%	98%	96%	96%	96%	95%
Silver	95%	92%	96%	95%	95%	93%	92%
Produced
Gold equivalent (ounces)	189,769	161,170	50,370	49,566	44,128	46,569	41,875
Gold (ounces)	151,355	126,059	41,371	33,623	36,500	39,861	35,806
Silver (million ounces)	8.30	6.15	2.32	1.90	2.15	1.93	1.74
Sold
Gold equivalent (ounces)	185,463	157,063	48,466	53,475	38,747	45,256	39,178
Gold (ounces)	147,706	122,282	40,320	34,471	34,273	38,642	33,767
Silver at fixed price (million ounces)	7.27	4.70	2.10	2.01	1.26	1.90	1.56
Silver at spot (million ounces)	0.85	1.24	-	0.85	-	-	-
Average realized price (per ounce)
Gold	$1,150	$1,265	$1,092	$1,115	$1,187	$1,207	$1,207
Silver[1]	$5.34	$7.46	$4.24	$7.42	$4.20	$4.20	$4.20
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$559	$628	$535	$507	$608	$582	$654
By product basis	$409	$448	$414	$219	$487	$479	$576
All in sustaining costs (per ounce)[3]	$680	$826	$753	$454	$822	$659	$897
Revenue ($000's)	$213,191	$198,864	$52,960	$59,660	$45,979	$54,640	$47,289
Earnings from mine operations ($000's)	$53,717	$49,195	$11,408	$18,179	$9,515	$14,615	$6,478

1.	Average realized silver prices reflect the impact of the silver purchase agreement with Silver Wheaton Caymans (see “Other liquidity considerations”).
2.	See “NON- GAAP measurements.“
3.	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include general and administrative expenses. See “NON- GAAP measurements “.

The San Dimas mine produced 151,355 ounces of gold and 8.30 million ounces of silver in 2015, 20% and 35% higher for gold and silver respectively, in comparison to 2014. The increase in production was due to a number of factors including:

•

higher mill throughput with the completion in Q1 2014 of the mill expansion to 2,500 TPD and continued improvements through 2015 with the ongoing expansion to 3,000 TPD. For 2015, average throughput was 2,721 TPD; 10% better than 2014;

•

increased recoveries for gold and silver following the commissioning of two leach tanks and a thickener during the second half of 2014, and implementation of a tailings wash system in the filtration plant in Q1 2015;

32	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

•	higher gold and silver grades obtained, a result of the areas being mined;

•	an increase in long-hole mining allowing the mine to operate more efficiently during 2015;

•	other operational improvements in crushing and the mill.

The Company sold 0.85 million ounces of silver for its own account at spot prices in 2015 after meeting the annual threshold delivery to Silver Wheaton Caymans in accordance with the silver purchase agreement. In comparison, the Company sold 1.24 million ounces of silver at spot prices in 2014. The threshold limit under the silver purchase agreement for the 2015 contract year (August 6 of a year to August 5 of the following year) increased to 6.0 million ounces of silver from 3.5 million ounces in the 2014 contract year. As of December 31, 2015 the Company has delivered 2.85 million ounces of silver towards this annual threshold, after which the Company will begin selling 50% of the silver produced at San Dimas at spot market prices.

Total cash costs on a gold equivalent and by-product basis in 2015 were $559 and $409 per ounce, respectively, compared with $628 and $448 per ounce, respectively, in 2014. Unit costs were mostly lower in 2015 due to higher gold and silver production.

Operating costs were consistent between 2015 and 2014. Certain costs increased through 2015 because of higher throughput and higher costs related to security, but certain other input costs decreased. 2015 showed cost benefits with reduced power and diesel costs as the mine was able to access more power from its wholly owned hydroelectric generation facility (Las Truchas). The start-up of the Las Truchas second turbine in Q3 2014 and high rainfalls increased capacity from the dam. Certain input costs, such as cyanide, were also lower in 2015 and overall labour costs were lower. Despite labour rates increasing subsequent to the finalization of the union agreement, reduced headcount and a weaker Mexican peso positively impacted U.S. dollar reporting costs.

All-in sustaining costs per gold ounce were $680 in 2015 compared with $826 in 2014; the decrease was largely due to the mine spending $8.0 million less on equipment replacements in 2015.

In connection with the project to expand the mine production from 2,500 TPD to 3,000 TPD in 2016, the Company successfully connected the tunnel between the Sinaloa-Graben and Central mining blocks, enabling one-way traffic flow within the mine and reducing average haulage distances by approximately 3 kilometres. This provides a critical de-bottlenecking in the flow of machinery through the San Dimas mine.

At the San Dimas mill, the Company has received delivery of the new secondary crusher and the deaerator tower and has completed the foundations of the new tailings filter installations. The new deaerator tower will start-up by the end of February 2016 and the completion of the modifications to the secondary crushing plant is expected by the end of May 2016. The fabrication of the tailings filter and thickener has been affected by the severe flooding in southern India which has shifted the delivery of this equipment from India to early Q2 2016 with start-up expected in Q3 2016.

Production in 2016 is expected to increase modestly over 2015, benefiting from higher mill throughput rates following the completion of the 3,000 TPD mill expansion expected to be completed in Q3 2016. Gold head grades in 2016 are expected to be in line with grades achieved in 2015, with some improvement expected through the year as the mine works to decrease dilution as a critical part of achieving improved process efficiencies. Silver by-product production and the corresponding byproduct credits are expected to be higher in 2016 as a greater proportion of mine production is sourced from the high-grade Jessica vein.

PRIMERO 2015 ANNUAL REPORT	33

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The Company continues to advance initiatives at San Dimas aimed at increasing long-term operational efficiencies and profit margin. These include achievement of commercial haulage rates through the Sinaloa Graben-Central Block haulage loop in Q1 2016 and implementation of improved mining techniques with an emphasis on safety. San Dimas is also focused on increasing long-hole mining to 45% contribution using high production 2 x 12 hour shifts and developing areas outside the original San Dimas concessions.

34	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Black Fox Mine

	Year ended
	December 31			Three months ended
	2015	2014[1]	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14
Key Performance Data
Open pit mining
Tonnes of ore mined	849,668	764,234	-	201,484	372,319	275,865	228,798
Strip ratio	4.71	7.55	-	4.40	4.02	5.87	10.00
Average gold grade (grams/tonne)	2.09	2.13	-	2.01	2.02	1.99	1.91
Underground mining
Tonnes of ore mined	140,836	122,434	57,041	36,005	36,265	11,525	51,719
Average gold grade (grams/tonne)	4.81	4.15	5.80	3.99	4.00	4.84	5.92
Tonnes increase (decrease) in stockpile	114,671	192,578	(172,188)	3,979	186,409	96,471	59,454
Tonnes processed
Tonnes of ore milled	875,833	694,090	229,229	233,510	222,175	190,919	221,063
Tonnes of ore milled per day	2,400	2,306	2,492	2,538	2,441	2,121	2,402
Average mill head grade (grams/tonne)	2.60	3.00	2.51	2.66	2.65	2.49	3.00
Average gold recovery rate (%)	96%	95%	96%	96%	97%	95%	96%
Produced
Gold (ounces)	69,705	63,884	17,785	19,054	18,362	14,504	20,334
Sold
Gold at spot price (ounces)	64,597	58,651	16,434	16,302	17,324	14,537	19,491
Gold at fixed price (ounces)	5,891	4,353	1,015	1,640	1,378	1,858	1,148
Average realized gold price (per ounce)[2]	$1,108	$1,202	$1,059	$1,089	$1,143	$1,137	$1,157
Total cash costs (per gold ounce)[3]	$850	$837	$834	$780	$762	$1,077	$799
All-in sustaining costs (per ounce)[4]	$1,163	$1,428	$1,104	$1,000	$1,071	$1,552	$1,374
Revenue ($000's)	$78,112	$75,748	$18,444	$19,559	$21,392	$18,670	$23,882
Earnings (loss) from mine operations (000's)	($3,011)	$3,468	($1,075)	($354)	$1,563	($3,145)	$12,060

1	Includes the results for the period for which the Black Fox Complex assets, acquired March 5, 2014, were owned by Primero (March 5, 2014 to December 31, 2014).
2	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations”).
3	See “NON- GAAP measurements “
4	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include general and administrative expenses. See “NON- GAAP measurements “.

The Company acquired the Black Fox Complex in March 2014. During the second half of 2014 and continuing through 2015, an optimization plan was outlined for Black Fox that included increasing investment in exploration, development and underground mining equipment. The objective was to increase throughput from the higher grade underground mine to ultimately replace tonnage from the lower grade open-pit.

The Black Fox mine produced 69,705 ounces of gold in 2015 compared to 63,884 ounces (attributable to Primero) in 2014. Most of the production came from the open pit in 2015 and 2014. Gold production in 2015 was 9% higher than 2014 due to higher production coming from the open pit and because the Company owned the mine for the full 12 months of 2015 compared to 10 months in 2014. The open pit was fully depleted, as planned, by the end of September 2015 and in the fourth quarter the low grade stockpile was drawn on to maintain mill throughput capacity with feed from the underground mine.

During the first half of 2015 the Company increased its inventory of stopes for production scheduled in the second half of 2015. In the fourth quarter of 2015, Black Fox mined the underground at an average rate of 620 TPD. During this period, the Company implemented management changes and commenced mining equipment utilization and availability studies using six sigma techniques to identify mining improvement opportunities. It is expected that the mine’s best productivity will come from the wider and more continuous Deep Central Zone that is expected to be mined starting in Q2 2016. The Deep Central Zone has wider intercepts as opposed to the remnant areas above the 500 metre level that were in place at the time of acquisition and have been the source of underground mining since the acquisition.

PRIMERO 2015 ANNUAL REPORT	35

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The development of the ramp to the 640 metre level in order to commence mining from the Deep Central Zone between the 600 and 800 metre levels in 2016 is progressing on schedule. By the end of 2015 the ramp had reached the 620 metre level.

Total cash costs per gold ounce were higher in 2015 at $850 compared to $837 per ounce in 2014 as the mine transitioned from a predominantly open pit mine in 2014 to underground in 2015. The weaker Canadian dollar relative to the U.S. dollar impacted costs positively at Black Fox during the year as well as lower costs in the mine with improvements in the underground mining method.

All-in sustaining costs are lower period over period due to substantially less development capital spent and less equipment replacements in 2015 compared to 2014.

For the year ended December 31, 2015, 114,671 tonnes mined from the open pit but not milled were added to the low grade stockpile. The current 1.1 million tonne stockpile is projected to be depleted during Q3 2017 at currently estimated underground production rates.

In 2015, Black Fox sold 5,891 ounces of gold under a gold purchase agreement with Sandstorm Gold Inc. (“Sandstorm”) at an average price of $516 per ounce, and 64,597 ounces of gold were sold at an average market price of $1,156 per ounce, resulting in an overall average price for all gold sales from the Black Fox mine of $1,108 per ounce.

Primero remains committed to the Black Fox Complex and aims to achieve profits from the mine in 2016 at current gold prices. This commitment includes continued investment in the mine to develop areas in the Deep Central Zone. The contribution of ore from the Deep Central Zone increases throughput in 2016 and a mining rate of approximately 850 TPD is expected in Q4 2016. Exploration is focused west of the Deep Central Zone, at depth and locally within the concession at significantly reduced levels relative to 2014 and 2015. The goal of the 2016 exploration program at Black Fox is 100% replacement of expected mining depletion.

Results of drilling from the Froome zone, located close to the Black Fox open-pit and from the adjacent Grey Fox development project were promising, prompting the Company to focus its exploration efforts in 2016 to delineating the Froome deposit as a medium term alternative to complement Black Fox ore in order to fill the mill beyond the end of 2017.

The Company raised $4.3 million in December 2015 in a flow-through financing in order to carry out its exploration programs at the Froome Zone.

The Company believes that at a gold price of $1,050 per ounce the mine is operating at a cash-flow neutral state and should the gold price decline below the $1,050 level for an extended period, the Company will assess all options regarding the future of the site.

36	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

FINANCIAL CONDITION REVIEW

A key financial objective is to make sure the Company has access to funds to achieve its medium term (three year) objectives. The Company’s strategy is to ensure liquidity is available to finance exploration and development requirements at its mining operations and growth projects as well as repay financial obligations. The Company manages its liquidity by ensuring that, even in a low gold price environment, its operations can manage spending and provide adequate cash flow.

To support these objectives the Company manages its capital structure and makes adjustments to it within the context of the Company’s strategy, economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, adjust the amount of debt or enter into new debt. The Company does not currently pay out dividends.

Several key policy guidelines are used to manage the Company’s capital structure:

•	maintain a liquidity cushion to address operational and/or industry disruptions or downturns;
•	maintain a conservative level of debt relative to total capital and earnings within the context of financial forecasts for pricing, costs and production.

Key financial ratios the Company uses to monitor this are shown together with the net asset table below.

PRIMERO 2015 ANNUAL REPORT	37

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	As at	As at
(in thousands of U.S. dollars except ratios and per share amounts)	December 31, 2015	December 31, 2014

Cash and cash equivalents	$45,601	$27,389
Other current assets	72,970	60,330
Non-current assets	806,397	915,101
Total assets	$924,968	$1,002,820

Current liabilities (excluding short-term debt)	$61,248	$59,006
Non-current liabilities (excluding long-term debt)	99,700	100,442
Short-term debt	52,417	5,616
Long-term debt	62,727	89,771
Total liabilities	$276,092	$254,835

Total shareholders' equity	$648,876	$747,985
Total equity	$648,876	$747,985

Total common shares outstanding	164,185,807	161,555,875
Total options outstanding	4,246,198	9,254,224
Total warrants outstanding [1]	-	20,800,000

Key financial ratios
Current ratio[2]	1.04	1.36
Total liabilities-to-equity[3]	0.43	0.34
Debt-to-total capitalization[4]	0.15	0.11

1

The Company had 20.8 million warrants outstanding which were exercisable to purchase 20.8 million common shares at a price of C$8.00 until July 20, 2015. These warrants expired unexercised on July 21, 2015.

2	Current ratio is calculated as (cash and cash equivalents + other current asset) ÷ (current liabilities + short-term debt).
3	Total liabilities-to-equity is calculated as total liabilities ÷ total equity.
4	Debt-to-total capitalization is calculated as (short-term debt + long-term debt) ÷ (short-term debt + long-term debt + total equity).

The Company’s net assets (equity) as at December 31, 2015 were $648.9 million compared to $748.0 million as at December 31, 2014. The decrease was due to mining interest impairment charges in 2015, which also caused an increase in the total liabilities-to-equity ratio and debt-to-total capitalization ratio. The current ratio has decreased from December 31, 2014 because the 6.5% convertible debentures are due in the short-term (March 31, 2016).

The Company’s objective is to manage financial risk by maintaining a conservative balance sheet. Liquidity at December 31, 2015 included cash and cash equivalents of $45.6 million and an undrawn amount on its revolving line of credit of $75.0 million. In addition, the Company expects to be able to meet all of its commitments including repayment of its 6.5% convertible debentures, and fulfill its exploration and capital program for 2016 and later years from its operating cash flows, cash balances and the revolving line of credit, even at gold prices of $1,000 per ounce.

38	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The Company announced on February 10, 2016, that it has elected to satisfy its obligation to pay the entire redemption price of the 6.5% convertible debentures using cash on the maturity date of March 31, 2016. The debentures are redeemable for an amount equal to the principal amount of the debentures plus accrued unpaid interest up to, but excluding, the maturity date, which is estimated to total $1.6 million. On the date of the announcement, the Company drew down $50 million on its revolving line of credit to satisfy this obligation.

Sources and Uses of Cash

	Year ended December 31
(in thousands of U.S. dollars)	2015	2014
Cash flow:
Provided by operating activities before working capital changes	$83,166	$73,658
Changes in non-cash working capital	(1,537)	(29,446)
Provided by operating activities	81,629	44,212
Used in investing activities	(99,611)	(119,981)
Provided by (used in) financing activities and other	36,194	(7,553)
Increase (decrease) in cash	$18,212	($83,322)

Operating activities

Operating cash flows before working capital changes were higher in 2015 due to higher sales and lower share-based compensation payments. In addition, because tax losses at PEM were fully utilized in 2014, PEM started paying tax instalments in 2015. Cash outflows from working capital were higher in 2014 because of the rising value added tax (VAT) balance at the Company’s Mexican operations in 2014. In 2015, VAT owing from the tax authorities was used to reduce corporate income taxes payable so the VAT balance only increased marginally in 2015.

PRIMERO 2015 ANNUAL REPORT	39

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Investing activities

Cash used in investing activities related mostly to capital expenditures as shown in the table below. In addition, the Company used $7.8 million for the Brigus acquisition in 2014.

	Year ended December 31		Estimated
(in millions of U.S. dollars)	2015	2014	2016
Capital Expenditures
San Dimas Underground Development	$16.7	$20.0	$24.5
San Dimas Sustaining Capital	16.9	14.4	10.8
San Dimas Projects	12.4	11.8	12.0
San Dimas Sub Total	$46.0	$46.2	$47.3
Black Fox Underground Development	$10.9	$7.8	$9.3
Black Fox Open Pit Capitalized
Development & Stripping	-	7.9	-
Black Fox Sustaining Capital	5.3	4.5	4.2
Black Fox Projects	2.9	6.5	1.2
Grey Fox Development Studies	-	0.2	-
Black Fox Complex Sub Total	$19.1	$26.9	$14.7
Cerro del Gallo Development	2.9	7.4	1.9
Total Capital Expenditures	$68.0	$80.5	$63.9

Capitalized Exploration Expenditures
San Dimas Diamond Drilling	$4.9	$5.8	$4.3
San Dimas Drifting	2.6	4.2	4.4
San Dimas Regional Diamond Drilling	3.0	2.7	0.4
San Dimas Sub Total	$10.5	$12.7	$9.1
Black Fox Diamond Drilling	5.8	9.6	4.4
Grey Fox & Regional Exploration	9.0	8.7	4.5
Black Fox Complex SubTotal	$14.8	$18.3	$8.9
Cerro del Gallo Geology Mapping	-	1.5	0.4
Total Capitalized Exploration Expenditures	$25.3	$32.5	$18.4
TOTAL CAPITAL EXPENDITURES	$93.3	$113.0	$82.3

Total capital expenditures differ from cash used in investing activities on the consolidated statements of cash flows due to timing of cash payments.

San Dimas underground development and sustaining capital remain at similar levels to 2014, while Black Fox underground development has increased - consistent with the strategic plan to increase underground stope inventory.

Capital projects at San Dimas in 2015 are mainly related to the $8 million expansion of the mill to 3,000 TPD, which compares to $5 million in 2014 for the mill upgrade to 2,500 TPD and $4 million for the second turbine at the Truchas power facility. Capital projects at Black Fox are related to the finalization of optimization programs initiated in 2014 at both the mill and the mine.

40	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The 2015 exploration program at Black Fox included the delineation of Deep Central Zone mineralization down to approximately 800 metres below surface and the discovery of the highly prospective Froome zone. Approximately $3 million was spent in 2015 on the ramp to access this zone.

Expenditures at the Cerro del Gallo project were minimized in 2015 to complete outstanding land purchases, complete geology and geochemistry mapping for all exploration targets on the property and continue stakeholder outreach programs.

In 2016 the Company has prioritized its expenditures and plans to reduce exploration across its assets. In line with the Company's focus on maximizing cash flow, its total capital expenditures for 2016 are expected to decline to approximately $63.9 million, excluding capitalized exploration costs.

Capital projects at San Dimas are principally related to the completion of the 3,000 TPD mill expansion, which is expected to increase the mine’s annual production capacity to approximately 215,000 gold equivalent ounces beginning in Q3 2016.

Capital expenditures at Black Fox are principally related to the development of drifts and necessary infrastructure to ramp-up mining rates from the Deep Central Zone.

The Company continues to invest in exploration at both of its mining operations, and has identified and prioritized 2016 exploration targets based on potential to influence near-term production in areas near existing infrastructure. In 2016, the Company is planning total capitalized exploration expenditures of $18.4 million.

Similar to previous years, the 2016 exploration program at San Dimas will target high grade mineralization located close to existing infrastructure and drifting south with a goal to replace expected 2016 mining depletion. In addition, the Company expects to spend $4.0 million in expensed exploration at Ventanas for new target identification and approximately 24,000 metres of diamond drilling.

Exploration at Black Fox in 2016 will continue to be focused on exploring Black Fox west of the Deep Central Zone and at depth. The adjacent Froome zone is also a key focus with a delineation program planned, given the promising preliminary results obtained, its location approximately 1 kilometre west of the Black Fox mine and potential to access the zone via underground drifting. Surface activities will seek to explore other Froome-style deposits on concessions within the Black Fox Complex.

Financing activities

During 2015, the Company received $75 million in gross proceeds from the issuance of the 5.75% convertible debentures, $9.8 million from the release of restricted cash, $0.8 million from stock options exercised, and $4.3 million from a flow-through financing. A total of $3.7 million in transaction costs were paid associated with the closing of the debentures. The Company also repaid $40 million of debt, associated with the outstanding balance of its revolving line of credit leaving the full $75 million undrawn and available for corporate purposes in the future.

PRIMERO 2015 ANNUAL REPORT	41

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The Company announced on February 10, 2016, that it has elected to satisfy its obligation to pay the entire redemption price of the 6.5% convertible debentures using cash on the maturity date of March 31, 2016. The debentures are redeemable for an amount equal to the principal amount of the debentures plus accrued unpaid interest up to, but excluding, the maturity date, which is estimated to total $1.6 million. On the date of the announcement, the Company drew down $50 million on its revolving line of credit to satisfy this obligation.

In 2014, the Company drew down $37.5 million from its revolving line of credit and together with cash on hand repaid $58.9 million of debt including $1.9 million of the 6.5% convertible debentures, a $27.2 million promissory note owing to Goldcorp Inc. and $6.6 million in finance leases. The Company received $14.6 million (net of transaction costs) from the proceeds of two flow-through financings and $9.9 million from the exercise of stock options and warrants.

Debt

	As at	As at
(in thousands of U.S. dollars)	December 31, 2015	December 31, 2014

Current debt
6.5% convertible debentures	$47,751	$-
Finance lease liabilities	4,666	5,616
Total current debt	$52,417	$5,616
Long-term debt
6.5% convertible debentures	$-	$46,315
5.75% convertible debentures	61,500	-
Finance lease liabilities	1,227	5,629
Revolving line of credit	-	37,827
Total long-term debt	$62,727	$89,771
Total debt	$115,144	$95,387

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, other than the availability of the undrawn $75 million revolving line of credit. The revolving line of credit is secured by substantially all of the Company’s assets and contains customary covenants and default clauses typical to this type of facility.

Pursuant to the terms of the revolving line of credit, the Company is required to maintain the following financial covenants:

•	Tangible net worth (being equity less goodwill and other intangible assets) of at least $584 million plus 50% of positive net income earned after March 31, 2014.
•	Net debt leverage ratio (being total liabilities, less trade payables incurred in the ordinary course of business less unrestricted cash divided by rolling 4 quarter EBITDA, as calculated per the revolving line of credit) of less than 3.50:1.

42	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

•	Senior net debt leverage ratio (being that portion of net debt that ranks pari passu with or in priority to the revolving line of credit divided by rolling 4 quarter EBITDA, as calculated per the revolving line of credit) less than 2.00:1.
•	Interest coverage ratio (being EBITDA, as calculated per the revolving line of credit, divided by interest expense) greater than 4.50:1.

The tangible net worth covenant was renegotiated with the lenders in December 2015 and as a result the threshold was reduced to $584 million from $684 million previously. As at December 31, 2015, the Company was compliant with these covenants.

Shareholders’ Equity

Shares Issued

During the year ended December 31, 2015, the Company issued 300,000 common shares upon the exercise of stock options; 963,164 common shares for the settlement of vested PSUs under the 2013 PSU Plan; and 1,366,768 common shares pursuant to a flow-through agreement.

Outstanding Share Data

As at December 31, 2015, the Company had 164,185,807 common shares outstanding (161,555,875 as at December 31, 2014). As at the date of this MD&A, the Company had 164,185,807 common shares outstanding.

Options

As at December 31, 2015, the Company had 4,246,198 options outstanding with a weighted average exercise price of C$5.70; of these 2,397,520 were exercisable at a weighted average exercise price of C$6.40. As at the date of this MD&A, the total number of options outstanding was 4,246,198, of which 2,845,269 are exercisable.

Common Share Purchase Warrants

The Company had 20.8 million warrants outstanding as at December 31, 2014 which expired unexercised on July 21, 2015. A $4.7 million deferred income tax recovery was recorded as a result.

PSUs Exercisable Into Common Shares

As at December 31, 2015 and the date of this MD&A, the Company had 211,371 Directors PSUs outstanding, which vest and expire between December 1, 2016, and December 31, 2017. A director holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the number of Director PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company), or (3) a combination of cash and shares. If no election is made, the Company will pay out such Directors’ PSUs in cash.

PRIMERO 2015 ANNUAL REPORT	43

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

As at December 31, 2015 and the date of this MD&A, the Company had 2,088,902 PSUs outstanding under the 2013 PSU Plan (“2013 PSUs”), which vest and expire between February 18, 2016, and December 31, 2017. A person holding 2013 PSUs is entitled to receive at vesting, at the Company’s option, either (1) a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of 2013 PSUs (subject to the total number of common shares issuable at any time under the 2013 PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company) or (3) a combination of cash and shares.

Deferred Share Units

As at December 31, 2015 and the date of this MD&A, the Company had 315,790 deferred share units outstanding under the deferred share unit plan which vest between May 25, 2015 and May 25, 2020. A person holding deferred share units (DSUs) under this plan is entitled to receive at vesting, either a cash payment equal to the redemption value of the DSUs, shares issued from treasury equal to the number of DSUs, shares purchased on the stock exchange, or any combination of these, such that the cash payment plus number of shares delivered have a value equal to the redemption value of the DSUs. The choice of settlement is solely at the Company’s discretion. The redemption value is calculated by the number of DSUs redeemed multiplied by the weighted average price per share traded on the TSX over the last five trading days preceding the redemption date.

Contractual commitments

The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments as at December 31, 2015:

	As at				As at
	December 31, 2015				Dec. 31, 2014
	Within 1	2-5	Over 5	Total	Total
(in thousands of U.S. dollars)	year	years	years

Trade and other payables and accrued liabilities	$44,307	$-	$-	$44,307	$44,178
Share based payments	661	-	-	661	4,414
6.5% Convertible debentures and interest	49,680	-	-	49,680	52,812
5.75% Convertible debentures and interest	4,324	88,635	-	92,959	-
Revolving line of credit and interest	-	-	-	-	42,689
Finance lease payments	4,666	1,227	-	5,893	11,245
Minimum rental and operating lease payments	1,158	2,472	-	3,630	7,939
Reclamation and closure cost obligations	3,580	15,390	9,325	28,295	57,194
Commitment to purchase plant and equipment	5,689	-	-	5,689	886
Total	$114,065	$107,724	$9,325	$231,114	$221,357

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables, and its $75 million revolving line of credit which is undrawn and available at December 31, 2015. The Company announced on February 10, 2016, that it has elected to satisfy its obligation to pay the entire redemption price of the 6.5% convertible debentures using cash on the maturity date of March 31, 2016. On the date of the announcement, the Company drew down $50 million on its revolving credit facility to satisfy this obligation.

44	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Other Liquidity Considerations

San Dimas

In 2004, the then owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. (“Silver Wheaton”) and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume this agreement, with amendments, when it acquired the San Dimas mine in 2010. The amendments provided that for each of the first four years after the acquisition date (i.e., until August 5, 2014), the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. From August 6, 2014 and for the life of the mine, the first 6.0 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

Black Fox Complex

On November 9, 2010, Brigus entered into a gold purchase agreement with Sandstorm to sell a portion of future gold production from the Black Fox mine and the adjoining Pike River property for an upfront cash payment of $56.3 million and ongoing per ounce payments of the lesser of $500 per ounce of gold (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per year) and market prices. On November 5, 2012, Brigus elected to repurchase a portion of the stream by paying $24.4 million to Sandstorm, which resulted in Sandstorm being entitled to 8% of the future production at the Black Fox mine and 6.3% at the Pike River property. The Company was required to assume the gold purchase agreement when it acquired Brigus in March 2014.

Cerro del Gallo

The Company has potential future financial commitments related to its acquisition in December 2013 of Goldcorp’s 30.8% interest in the Cerro del Gallo project. These commitments are contingent payments based on meeting certain milestones or market conditions. The contingent payments include:

•	$8 million after achieving commercial production on the phase I heap leach operation (the “First Contingent Payment”);
•	$14 million on announcement of a decision by Primero to construct a carbon-in-leach mill for Phase II (“the Second Contingent Payment”);

PRIMERO 2015 ANNUAL REPORT	45

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

•

$5 million if the date of the First Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than December 19, 2018;

•

$5 million if the date of the Second Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than December 19, 2018.

The Company has decided to defer a construction decision for Cerro del Gallo due to current economic conditions. The timing of construction will depend on market conditions and project returns. The estimated capital cost for phase 1 of this project is over $165 million and construction would take approximately 18 months. Once completed, Cerro del Gallo is expected to produce approximately 95,000 gold equivalent ounces on an annual basis.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

Capital management

The Company’s objectives in managing capital are to:

•	ensure the Company has the financial capacity to support its operations in a low gold price environment with sufficient capability to manage unforeseen operational or industry developments;
•	ensure the Company has the capital and capacity to support its long-term growth strategy;
•	ensure the Company complies with its debt covenants; and
•	provide returns for shareholders and benefits for other stakeholders.

The Company’s capital items are the following:

	2015	2014
Cash and cash equivalents	$45,601	$27,389
Undrawn revolving line of credit	75,000	35,000
Current portion of long-term debt	52,417	5,616
Long-term debt	62,727	89,771
Shareholders' equity	648,876	747,985

To support these objectives the Company manages its capital structure and makes adjustments to it within the context of the Company’s strategy, economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, adjust the amount of debt or enter into new debt. The Company does not currently pay out dividends.

46	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Several key policy guidelines are used to manage the Company’s capital structure:

•	maintain a liquidity cushion to address operational and/or industry disruptions or downturns; and
•	maintain a conservative level of debt relative to total capital and earnings within the context of financial forecasts for pricing, costs and production.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition.

PRIMERO 2015 ANNUAL REPORT	47

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

FOURTH QUARTER RESULTS

Selected Quarterly Information

Three months ended	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14

Key Performance Data
Tonnes of ore milled	480,025	461,902	478,410	448,589	482,922
Produced
Gold equivalent (ounces)	68,155	68,620	62,490	61,073	62,209
Gold (ounces)	59,156	52,677	54,862	54,365	56,140
Silver (million ounces)	2.32	1.90	2.15	1.93	1.74
Sold
Gold equivalent (ounces)	65,915	71,417	57,449	61,651	59,817
Gold (ounces)	57,770	52,413	52,975	55,037	54,406
Silver (million ounces)	2.10	2.86	1.26	1.90	1.56
Average realized prices
Gold ($/ounce)[2]	$1,081	$1,106	$1,171	$1,186	$1,188
Silver($/ounce)[2]	$4.24	$7.42	$4.20	$4.20	$4.20
Total cash costs (per gold ounce)[1]
Gold equivalent basis	$613	$577	$654	$699	$701
By-product basis	$540	$415	$579	$639	$657
All-in sustaining costs (per gold ounce)[1]	$1,009	$775	$1,036	$1,044	$1,196

Financial Data (in thousands of US dollars except per share amounts)
Revenues	$71,404	$79,219	$67,371	$73,310	$71,171
Earnings from mine operations[3]	10,100	17,825	11,078	11,470	5,334
Net income (loss)[3]	(98,347)	(5,403)	(6,744)	3,584	(121,766)
Adjusted net income (loss)[1,3]	(38)	4,309	1,146	1,139	(5,054)
Basic income (loss) per share	(0.60)	(0.03)	(0.04)	0.02	(0.76)
Diluted income (loss) per share	(0.60)	(0.03)	(0.04)	0.02	(0.76)
Adjusted net income (loss) per share	(0.00)	0.03	0.01	0.01	(0.03)

Operating cash flows before working capital changes	20,682	20,106	22,556	18,777	18,209
Operating cash flows before working capital changes per share	0.13	0.12	0.14	0.12	0.11
Weighted average shares outstanding (basic)(000’s)	162,751	162,473	162,343	161,783	160,133
Weighted average shares outstanding(diluted) (000’s)	162,751	162,473	162,343	161,783	160,133

As at	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14
Assets
Mining interests	$790,118	$881,742	$882,248	$881,408	$881,480
Total assets	$924,968	$1,011,083	$1,019,657	$1,026,559	$1,002,820
Liabilities
Long-term liabilities	$162,427	$170,080	$171,990	$169,080	$190,213
Total liabilities	$276,092	$265,688	$270,343	$272,329	$254,835
Equity	$648,876	$745,395	$749,314	$754,230	$747,985

1	See “NON-GAAP measurements“
2

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations”).

3

Adjustment to Q4 2014 figures – as a result of the finalization of the Black Fox purchase price allocation the depletion at Black Fox was adjusted in Q4 2014 relating to the period March 5, 2014 to September 30, 2014. Consequently, earnings from mine operations in Q4 2014 decreased by $13.2 million, and net income and adjusted income decreased by $11.8 million.

48	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Q4 Highlights

•

Total production of 68,155 gold equivalent ounces in Q4 2015 compared to 62,209 gold equivalent ounces in the same period of 2014. Gold production was 59,156 ounces in Q4 2015 compared to 56,140 ounces in Q4 2014, and silver production was 2.32 million ounces from San Dimas in Q4 2015 compared to 1.74 million ounces in Q4 2014. Improved metals production was due to higher grades and metals recovery at San Dimas.

•

The Company incurred total cash costs per gold equivalent ounce of $613 in Q4 2015 compared to $701 in Q4 2014 and on a by-product basis, total cash costs per gold ounce were $540 in Q4 2015 compared to $657 in Q4 2014. The lower unit costs were mainly due to higher production at San Dimas.

•

San Dimas incurred total cash costs per gold equivalent ounce of $535 in Q4 2015 compared to $654 in Q4 2014 and on a by-product basis, total cash costs per gold ounce were $414 in Q4 2015 compared to $576 in Q4 2014. Gold equivalent production at San Dimas increased to 50,370 ounces in Q4 2015 from 41,875 ounces in Q4 2014.

•

Black Fox cash costs increased to $834 per ounce in Q4 2015 compared to $799 per ounce in Q4 2014 as a result of lower production because the open pit was depleted in September 2015. Approximately 11,000 ounces were produced from the open pit in Q4 2014 compared to 7,500 ounces produced from the drawdown of the stockpile in Q4 2015.

•	Consolidated all-in sustaining costs per ounce were $1,009 in Q4 2015 compared to $1,196 in Q4 2014 mainly due to the decreased cash costs.

PRIMERO 2015 ANNUAL REPORT	49

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Review of Fourth Quarter Consolidated Financial Information

Earnings from mine operations

	Three months ended
		December 31
(in thousands of U.S. dollars)	2015	2014[1]
Gold revenue	$62,511	$64,640
Silver revenue	8,893	6,531
Operating expenses	(42,555)	(46,709)
Depreciation and depletion	(18,749)	(19,128)
Earnings from mine operations	$10,100	$5,334

1

Adjustment to Q4 2014 figures – as a result of the finalization of the Black Fox purchase price allocation the depletion at Black Fox was adjusted in Q4 2014 relating to the period March 5, 2014 to September 30, 2014. Consequently, earnings from mine operations in Q4 2014 decreased by $13.2 million.

The table below sets out variances in the key drivers of earnings from mine operations for the three months ended December 31, 2015 compared with three months ended December 31, 2014:

Three months ended
(in thousands of U.S. dollars)	December 31
Earnings from mine operations in 2014	$5,334
Differences:
Revenue
Lower realized gold price	(6,143)
Higher ounces of gold sold	3,997
Higher realized silver price	116
Higher ounces of silver sold	2,261
Lower operating expenses	4,154
Lower depreciation and depletion	381
Earnings from mine operations as reported in 2015	$10,100

•	Gold revenue increased in Q4 2015 compared to Q4 2014 because of a 6% increase in gold ounces sold, tempered by a lower realized sales price.

•	For Q4 2015 San Dimas sold 2.32 million ounces of silver under the silver purchase agreement, 35% higher than Q4 2014 primarily because of higher silver grades.

•

Operating expenses were $42.6 million in Q4 2015, $4.2 million lower than Q4 2014 mostly because Black Fox operating expenses decreased as a result of a weaker Canadian dollar and lower labour costs following the depletion of the open pit in September 2015.

50	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

A summary income statement for the fourth quarter follows:

	Three months ended
		December 31
(in thousands of U.S. dollars)	2015	2014

Earnings from mine operations	$10,100	$5,334
Mining interest impairment charge	(104,000)	(110,000)
Exploration expenses	(599)	(577)
General and administrative expenses	(8,479)	(7,107)
Transaction costs and other expenses	(510)	(319)
Finance expense	(3,654)	(2,352)
Other income	3,283	2,569
Income tax (expense) recovery	5,512	(9,314)
Net loss	$(98,347)	$(121,766)

•	Mining interest impairment charge is as described in Review of Annual Consolidated Financial Information

•	General and administrative expenses were $8.5 million in Q4 2015, compared with $7.1 million in Q4 2014 due mainly to higher share-based compensation expense.

The breakdown of general and administrative expenses is as follows:

	Three months ended
		December 31
(in thousands of U.S. dollars)	2015	2014
Share-based compensation	$2,045	$(294)
Salaries and wages	4,576	4,595
Rent and office costs	95	367
Legal, accounting and consulting services	526	1,595
Other general expenses	1,237	844
Total	$8,479	$7,107

Share-based compensation include amortization on equity settled plans and marked-to-market adjustments on the value of units in the Company’s cash-settled plans. The increase during Q4 2015 primarily represents the accretion on the equity-settled plans which increased as a result of additional grants during 2015. Q4 2014 reflects the decline in the Company’s share price during the fourth quarter and the resulting effect on the marked-to-market cash settled plans.

•

Finance expense increased by $1.3 million in Q4 2015 as compared to Q4 2014, primarily due to accrued interest on the 5.75% convertible debentures issued during the first quarter of 2015. In addition, the amortization of the revolving line of credit transactions costs and higher accretion on the Company’s decommissioning liabilities contributed to the increase in finance expenses during the quarter.

PRIMERO 2015 ANNUAL REPORT	51

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

•

The 5.75% convertible debentures issued in the first quarter of 2015 are accounted for at fair value and are marked-to-market each period based on the trading price of the debentures. For Q4 2015, a net gain of $nil million was recorded.

•

Included in other income are foreign exchange gains. The Company recorded a foreign exchange gain of $3.4 million in Q4 2015 compared to a gain of $2.7 million in Q4 2014. The gain resulted primarily from the translation of the Mexican peso denominated asset retirement obligation coupled with gain on translation of the Canadian dollar-denominated net monetary liabilities, as the Canadian dollar depreciated during the period relative to the U.S. dollar.

•	The Company’s income tax expense is detailed as follows:

	Three months ended
		December 31
(in thousands of U.S. dollars)	2015	2014
Current tax expense
Mining royalty at San Dimas	$1,778	$200
Other current tax	6,255	1,446
	$8,033	$1,646
Deferred tax expense (recovery)
Withholding tax on intercompany interest	$897	$1,071
San Dimas change in tax shelter	(4,636)	14,801
Mining royalty at San Dimas	(378)	(189)
Tax recovery on mining interest impairments	(6,661)	(9,001)
Other deferred tax	(2,767)	986
	($13,545)	$7,668
Total	($5,512)	$9,314

San Dimas pays income taxes based on its Mexican peso financial statements, which includes foreign exchange and other income items (permanent differences) different than the U.S. dollar reporting financial statements. In addition, foreign exchange losses are recognized in deferred income tax expense when the Mexican peso denominated deferred income tax balance is translated to its U.S. dollar reporting currency. In Q4 2015 this increased deferred tax expense by $1.8 million (2014-$15.8 million). The reduction in San Dimas tax shelters reflects the impact of this foreign exchange offset by inflation on the San Dimas’ deferred income tax balances and the impact of higher book to tax depreciation. The volatility of the exchange rate between the Mexican peso and the U.S. dollar can result in significant adjustments to deferred tax expense.

52	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Fourth Quarter Cash Flow Analysis

	Three months ended
		December 31
(in thousands of U.S. dollars)	2015	2014
Cash flow:
Provided by operating activities before
working capital changes	$20,682	$18,208
Changes in non-cash working capital	17,429	5,382
Provided by operating activities	38,111	23,590
Used in investing activities	(39,257)	(30,604)
Provided by financing activities	3,643	12,347
and other
Increase in cash	$2,497	$5,333

Operating activities

Primero generated slightly higher cash flows from operating activities before working capital changes in 2015 compared to 2014 due to lower operating costs and lower share-based compensation payments, offset somewhat by higher tax payments made at San Dimas. Changes in non-cash working capital were a cash inflow of $17.4 million in Q4 2015 compared with an inflow of $5.4 million in Q4 2014. In Q4 2015 stockpile inventories at Black Fox decreased by approximately $1.3 million and VAT receivables have been used to offset corporate income taxes payable at San Dimas. In addition, comparing quarter over quarter, the change in accounts payable increased more significantly in Q4 2015 compared to Q4 2014.

Investing activities

Cash used in investing activities in the fourth quarter of both years related mainly to mine development and capitalized exploration activities. In Q4 2015, at San Dimas, capital expenditures include $8 million spent on the mill expansion and $4 million on surface equipment. At Black Fox, capital expenditures during the quarter include $4 million spent on underground and ramp development and $3 million on exploration and delineation. In Q4 2014, capital expenditures totaled $30.7 million with Black Fox accounting for $14.5 million.

Financing activities

During Q4 2015, the Company received $4.3 million in proceeds from the issuance of flow-through shares. During Q4 2014, a total of $14.4 million were received from financing activities consisting of $6.9 million from the issuance of flow-through shares and $9.7 million from a draw down on the revolving line of credit.

PRIMERO 2015 ANNUAL REPORT	53

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Selected Consolidated Quarterly Financial Data

The following table provides summary unaudited financial data for the last eight quarters:

	2015				2014
(in thousands of U.S. dollars except for per share amounts)	Q4	Q3	Q2	Q1	Q4[1]	Q3[1]	Q2[1]	Q1[1]

Financial Data
Revenue	$71,404	$79,219	$67,371	$73,310	$71,171	$75,503	$79,669	$48,269
Total cost of sales	(61,304)	(61,394)	(56,293)	(61,840)	(65,837)	(62,300)	(55,025)	(38,788)
Earnings from mine operations	$10,100	$17,825	$11,078	$11,470	$5,334	$13,203	$24,644	$9,481

Impairment charges	(104,000)	-	-	-	(110,000)	(98,961)	-	-
Exploration expenses	(599)	(231)	(739)	(121)	(577)	(1,205)	-	(17)
General and administrative expenses	(8,479)	(6,247)	(7,151)	(8,013)	(7,107)	(5,854)	(10,524)	(13,335)
Earnings (loss) from operations	($102,978)	$11,347	$3,188	$3,336	($112,350)	($92,817)	$14,120	($3,871)

Transaction costs and other expenses	(510)	-	-	(3,906)	(319)	(1,120)	(498)	(7,267)
Finance expense	(3,654)	(3,057)	(1,933)	(2,870)	(2,352)	(2,309)	(1,785)	(524)
Mark-to-market gain (loss)	-	9,000	(3,705)	8,205	-	-	-	-
Other income (expenses)	3,283	(5,347)	(213)	3,301	2,569	4,686	(1,976)	(842)
Income tax (expense) recovery	5,512	(17,346)	(4,081)	(4,482)	(9,314)	(7,922)	(4,743)	4,251
Net income (loss)	($98,347)	($5,403)	($6,744)	$3,584	($121,766)	($99,482)	$5,118	($8,253)

Basic income (loss) per share	($0.60)	($0.03)	($0.04)	$0.02	($0.76)	($0.62)	$0.03	($0.06)
Diluted income (loss) per share	($0.60)	($0.03)	($0.04)	$0.02	($0.76)	($0.62)	$0.03	($0.06)

1

Adjustment to 2014 figures – as a result of the finalization of the Black Fox purchase price allocation, the depletion at Black Fox was adjusted. Earnings from mine operations and earnings from operations increased by $1.2 million in Q1 2014, $5.0 million in Q2 2014, $7.0 million in Q3 2014, and decreased by $13.2 million in Q4 2014. Income tax (expense) recovery decreased by $0.4 million in Q1 2014, $0.4 million in Q2 2014 and $0.6 million in Q3 2014 and increased by $1.4 million in Q4 2014. Net income (loss) and adjusted net income (loss) increased by $0.8 million in Q1 2014, $4.5 million in Q2 2014, $6.4 million in Q3 2014 and decreased by $11.8 million in Q4 2014.

•	Results from the Black Fox mine have been consolidated as of March 5, 2014.

•

When the Company reaches its annual threshold for deliveries under the silver purchase agreement, the Company realizes silver sales at spot prices, increasing both revenue and net income. Revenue in Q3 2015, Q3 2014, Q2 2014 and Q1 2014 included $12.8 million, $5.9 million, $14.8 million and $3.9 million, respectively, of silver sales at spot prices.

•	In Q2 2015, silver sales were lower because of the loss of PEM’s export license and higher in Q3 2015 because of the subsequent reinstatement.

•	In Q4 2015, an impairment of $82.0 million and $22.0 million on mining interests relating to Black Fox and Cerro del Gallo, respectively, were recorded.

54	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

•	In Q3 2014, an impairment of $99.0 million for goodwill was recorded related to the value on the acquisition of Brigus.

•	In Q4 2014, an impairment of $75.0 million was recorded against mining interests at Black Fox and $35 million at Cerro del Gallo.

•

General and administrative expenses include share-based compensation which fluctuates based on the share price of the Company. In Q1 and Q2 2014 the share price appreciated resulting in higher share-based compensation.

•

In Q1 and Q2 2014 the Company incurred $7.8 million of transaction costs related to the acquisition of Brigus. In Q1 2015 the Company incurred $3.9 million of transaction costs on the issuance of the 5.75% Convertible Debentures.

•	Finance expense varies depending on the amount of debt held by the Company.

•	The 5.75% Convertible Debentures are marked-to-market each quarter.

•	Other income largely includes foreign exchange gains or losses from the revaluation of certain local denominated assets and liabilities at San Dimas and Black Fox to U.S. dollars.

•

Income tax expense is impacted by the effects of foreign exchange fluctuations on its Mexico peso denominated non-cash deferred income taxes, which were significant in certain periods, such as Q4 2014 and Q3 2015.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash Costs Per Gold Ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the original recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) per the consolidated financial statements.

PRIMERO 2015 ANNUAL REPORT	55

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Three months ended		Year ended
	December 31		December 31
(in thousands of U.S. dollars except for per ounce amounts)	2015	2014	2015	2014
Operating expenses per the consolidated financial statements	$42,555	$46,709	$163,593	$159,280
Share-based compensation included in operating expenses	(533)	(333)	(1,583)	(1,411)
Process improvement project costs	-	(2,602)	-	(5,548)
Inventory movements and adjustments	(236)	(150)	3,284	2,313
Total cash operating costs	$41,786	$43,624	$165,294	$154,634

Ounces of gold produced	59,156	56,140	221,060	189,943
Gold equivalent ounces of silver produced	8,999	6,069	38,414	35,111
Gold equivalent ounces produced	68,155	62,209	259,474	225,054
Total cash costs per gold equivalent ounce	$613	$701	$637	$687

Total cash operating costs	$41,786	$43,624	$165,294	$154,634
By-product silver credits	(9,825)	(6,760)	(44,157)	(44,686)
Cash costs, net of by-product credits	$31,961	$36,864	$121,137	$109,948

Ounces of gold produced	59,156	56,140	221,060	189,943
Total by-product cash costs per gold ounce produced	$540	$657	$548	$579

Gold equivalent ounces of silver produced for the San Dimas mine are computed as silver ounces produced multiplied by the ratio of the average realized silver price to the average realized gold price during each quarter. The computations are shown below.

	Three months ended		Year ended
	December 31		December 31
	2015	2014	2015	2014

Silver ounces produced (millions) (A)	2.32	1.74	8.30	6.15
Average realized silver price (B)	$4.24	$4.20	$5.34	$7.46
Average realized gold price (C )	$1,081	$1,188	$1,136	$1,243
Gold equivalent ounces of silver (A) x (B)/(C )	8,999	6,069	38,414	35,111

Management uses total cash costs per gold equivalent ounce and by-product cash costs per gold ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. Management also believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by- product credits on the Company’s cost structure is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales supplementary to the gold production process, thereby allowing management and the Company’s other stakeholders to assess the net costs of gold production.

56	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

All-in Sustaining Costs Per Gold Ounce

In June 2013, the World Gold Council (“WGC”) published a guidance note on non-GAAP metrics available to companies in the gold industry to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies, including Primero. The WGC is not a regulatory industry organization. The WGC worked with its member companies to develop the definition of “all-in sustaining costs per gold ounce”, which it believes to be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

The Company has adopted the reporting of “all-in sustaining costs per gold ounce”. This metric is a non-GAAP performance measure. The Company reports this measure on a gold ounces produced basis.

The Company presents all-in sustaining costs because it believes that it more fully defines the total current cost associated with producing gold. The Company also believes that this measure allows investors and other stakeholders of the Company to better understand its costs of producing gold and better assess the Company’s ability to generate cash flow from current operations. Management also uses all-in sustaining costs in evaluating the efficiency of its operations because it believes that IFRS measures, such as operating expenses, do not capture all of the costs incurred to discover, develop, and sustain gold production. As the measure seeks to reflect the full cost of gold production from current operations, it does not include capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. Even though, this measure is not representative of all of the Company’s cash expenditures management believes that it is a useful measure in allowing it to analyze the efficiency of its current gold mining operations.

PRIMERO 2015 ANNUAL REPORT	57

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The following table provides a reconciliation of all-in sustaining costs per gold ounce to the consolidated financial statements for the three months and years ended December 31, 2015 and 2014:

	Three months ended		Year ended
	December 31		December 31
(in thousands of U.S. dollars except for per ounce amounts)	2015	2014	2015	2014

Cash costs, net of by-product credits	$31,961	$36,864	$121,137	$109,948
Corporate general and administrative expenses	8,479	7,107	29,890	36,806
Reclamation cost accretion	303	274	1,122	1,170
Sustaining capital expenditures	18,928	22,914	62,762	84,144
All-in sustaining costs	$59,671	$67,159	$214,911	$232,068

Ounces of gold produced	59,156	56,140	221,060	189,943
All-in sustaining costs per gold ounce	$1,009	$1,196	$972	$1,222

All-in sustaining costs adjust “cash costs, net of by-product credits”, for corporate general and administrative expenses, reclamation cost accretion and sustaining capital expenditures. Corporate general and administrative expenses are included as a line item on the Company’s statement of operations. Sustaining capital expenditures and reclamation cost accretion are not line items on the Company’s financial statements.

Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature.

Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s consolidated statements of operations and comprehensive income (loss).

The Company’s exploration program comprises delineation drilling, exploration drilling, exploration drifting and regional exploration. The costs related to delineation drilling, exploration drilling and exploration drifting are included in all-in sustaining costs. The regional exploration program is designed to identify new mineral targets on the Company’s extensive land holdings in order to grow production rather than sustain production.

58	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Adjusted Net Income (Loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this document. Adjusted net income (loss) excludes the following from net earnings:

•	Impairment charges (reversals) related to mining interests and other non-current assets;
•	Foreign exchange impacts on its Mexican peso denominated deferred tax liabilities;
•	Unrealized gains (losses) on non- hedge derivative instruments;
•	Mark-to-market gains (losses) on convertible debenture;
•	Gains/losses and other one-time costs relating to acquisitions/dispositions;
•	Costs related to restructuring/severance arrangements, care and maintenance and demobilization costs, and other expenses not related to current operations.

Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements. All adjustments are shown net of tax.

	Three months ended		Year ended
		December 31	December 31
(in thousands of U.S. dollars except for per share amounts)	2015	2014	2015	2014

Net loss	($98,347)	($121,766)	($106,910)	($224,384)
Impairment charges, net of taxes	96,777	101,010	97,340	199,971
Impact of foreign exchange on deferred taxes	1,776	15,746	25,445	19,782
(Gain) loss on derivative liability	5	-	(1,478)	-
Mark-to-market (gain) loss on convertible debenture	-	-	(13,500)	-
Office closure costs and severance payments	(249)	(452)	2,008	1,777
Transaction costs	-	408	3,651	8,219
Adjusted net income (loss)	($38)	($5,054)	$6,556	$5,365
Weighted average shares outstanding (000's)	162,751	160,133	162,341	152,064
Adjusted net income (loss) per share	($0.00)	($0.03)	$0.04	$0.04

PRIMERO 2015 ANNUAL REPORT	59

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. The Company’s related party transactions are described in Note 23 to the Company’s annual consolidated financial statements for the year ended December 31, 2015.

ACCOUNTING PRONOUNCEMENTS

The Company continually monitors the issuance by the International Accounting Standards Board (IASB) of new and revised accounting pronouncements which may have an impact on the accounting, presentation and disclosure of transactions underlying the Company’s consolidated financial statements. New and revised pronouncements issued which may have an impact in the future on the Company are described in Note 2 to the Company’s annual consolidated financial statements for the year ended December 31, 2015.

CRITICAL ACCOUNTING POLICIES

The Company’s consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. The significant accounting policies applied are described in Note 2 to the Company’s annual consolidated financial statements for the year ended December 31, 2015.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the financial statements. If in future such estimates and assumptions, which are based on management’s best judgment at the date of the financial statements, deviate materially from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Tax ruling in Mexico

On October 4, 2012, PEM received a ruling (the “APA Ruling”) from the Mexican tax authority (“SAT”) which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement. Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years). The Company’s APA Ruling covered the five years ending December 31, 2014.

60	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

In February 2016, PEM received a legal claim from the Mexican tax authority seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company intends to vigorously defend the validity of its APA. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. While PEM would have rights of appeal in connection with any reassessments the amount of additional taxes that the SAT could reassess PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

For the 2015 tax year, the Company continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Estimated recoverable reserves and resources

The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. Estimated ounces from mineral reserves and resources as well as estimates for exploration potential are included in the Company’s estimation of future cash flows. These cash flows are based on factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in estimated ounces may impact the carrying value of assets, reclamation and remediation obligations, recognition of deferred tax amounts, depreciation and depletion, and impairment charges.

Determination of useful lives of property, plant and equipment

Property, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the property, plant or equipment vary, future depreciation charges may change.

Impairment charges

Goodwill and non-current assets are tested for impairment if there is an indicator of impairment, and in the case of goodwill, at least annually. The impairment analysis requires the use of estimates and assumptions, including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax estimates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances the carrying value of the assets may be impaired or a prior period’s impairment charge reversed (with the exception of goodwill for which impairment charges are not reversed) with the impact recorded in the statements of operations and comprehensive income (loss).

PRIMERO 2015 ANNUAL REPORT	61

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Decommissioning liability

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure, rehabilitation activity and applicable discount rates. Changes to these estimates and assumptions may result in actual expenditures in the future differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated based on the available facts and circumstances.

Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of change. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for gold and silver, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

Valuation of inventory

All inventory, other than supplies, is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold.

Share-based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend rate and risk-free rate of return.

Deferred stripping

The Company defers stripping costs related to open pit mining operations when these costs are considered to generate a future benefit. The determination of these amounts requires the use of judgments and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result. Changes in a mine’s life and design may result in changes to the expected stripping ratio. Any changes in these estimates are accounted for prospectively.

62	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which an entity operates may not be clear. This can have a significant impact on the consolidated results of the Company.

FINANCIAL INSTRUMENTS

The Company’s financial instruments at December 31, 2015 consist of cash, restricted cash, trade and other receivables, an equity investment in Fortune Bay, trade and other payables, and debt.

At December 31, 2015, the carrying amounts of cash, restricted cash, trade and other receivables, and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature.

The Company’s equity investment in Fortune Bay is designated as available for sale and is held at fair value. Any unrealized gains on available for sale assets are recognized in OCI. Cumulative losses recorded under Accumulated other comprehensive loss are reclassified from equity to the statement of operations when there is objective evidence that the asset is impaired. Once an impairment is recognized, all subsequent losses are recognized in the statement of operations until the asset is derecognized. During the year ended December 31, 2015, the Company recorded an impairment loss of $0.6 million in the statement of operations and comprehensive income (loss) relating to its investment in Fortune Bay. Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.

The fair value of the 6.5% convertible debentures upon initial recognition was based on the present value of the future cash flows to be paid under the terms of the debentures. Subsequently, the convertible debentures are being carried at amortized cost.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2015 or December 31, 2014, other than those discussed below.

The convertible debentures assumed with the acquisition of Brigus (Note 5) are considered to contain an embedded derivative liability which was initially recognized at fair value using an option pricing model, and is subsequently measured at fair value each period during the term of the debentures. During the year ended December 31, 2015, an unrealized derivative gain of $1.5 million, respectively (2014 – unrealized gains of $2.3 million) were recognized in relation to this derivative liability.

PRIMERO 2015 ANNUAL REPORT	63

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The 5.75% convertible debentures issued by the Company on February 9, 2015 (Note 18 (c)) are considered to contain multiple embedded derivatives. These debentures and all related derivatives were accounted for as one instrument which was initially recognized at fair value and will subsequently be measured at fair value for each period during the term of the debentures. During the year ended December 31, 2015, a mark to market gain of $13.5 million (2014 - $nil) was recognized in relation to this derivative liability.

Fair value measurements of financial assets and liabilities recognized on the Consolidated Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

At December 31, 2015, the levels in the fair value hierarchy that the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are as follows:

	December 31, 2015		December 31, 2014
	Level 1	Level 2	Level 1	Level 2
Investment in Fortune Bay (1)	$525	$-	$671	$-
5.75% convertible debentures (2)	61,500	-	-	-
Derivative liability on 6.5% convertible debentures (3)	-	5	-	1,405

1	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
2	The fair value of the 5.75% convertible debentures is calculated using the market price on the TSX Exchange as at the date of the statement of financial position.
3	Calculated using an option pricing model with the following inputs: share price $3.36, conversion price $14.00, expected life 3 months, volatility 69.77% and a discount rate of 8%.

At December 31, 2015, there were no financial assets or liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2014 – $nil).

Financial Instruments Risk

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents and restricted cash. To mitigate exposure to credit risk on financial assets, the Company ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

64	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash and cash equivalents in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at December 31, 2015 is considered to be negligible. There are 14 months of value added tax outstanding from the Mexican tax authorities (included in taxes receivable), which the Company expects to be refunded including through offset of income taxes as they become payable.

The Company’s maximum exposure to credit risk at December 31, 2015 and 2014 is as follows:

	2015	2014
Cash and cash equivalents and restricted cash	$51,521	$45,035
Trade and other receivables	1,793	7,607
Taxes receivable	30,689	25,724
	$84,003	$78,366

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s objectives and key guidelines for capital management, including management of long-term debt, are described in Note 21 to the Company’s annual consolidated financial statements for the year ended December 31, 2015.

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables, draw down of its revolving credit facility and new borrowings.

PRIMERO 2015 ANNUAL REPORT	65

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The table below shows the Company’s liquidity risk profile at December 31, 2015:

	Within 1	2-5	Total
(in thousands of U.S. dollars)	year	years

Cash and cash equivalents	$45,601	$-	$45,601
Availability under revolving line of credit	75,000	-	75,000
Trade and other payables and accrued liabilities	(44,968)	-	(44,968)
6.50% Convertible debentures and interest	(49,680)	-	(49,680)
5.75% Convertible debentures and interest	(4,324)	(88,635)	(92,959)
Total	$21,629	($88,635)	($67,006)

The Company announced on February 10, 2016, that it has elected to satisfy its obligation to pay the entire redemption price of the 6.5% convertible debentures using cash on the maturity date of March 31, 2016. The debentures are redeemable for an amount equal to the principal amount of the debentures plus accrued unpaid interest up to, but excluding, the maturity date, which is estimated to total $1.6 million. On the date of the announcement, the Company drew down $50 million on its revolving credit facility to satisfy this obligation.

The Company has entered into commercial leases on certain types of equipment and office space which have been classified as operating leases. These leases have terms of between 1 and 6 years. There are no restrictions placed on the Company as a result of entering into these leases. Some of the leases contain renewal or purchase options at the end of the lease. The total operating lease expense during the year ended December 31, 2015 was $1.2 million (2014 - $2.2 million).

Market risk

(i) Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the Company’s operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars, Canadian dollars and Mexican pesos. The appreciation of the Mexican peso or the Canadian dollar against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to U.S. dollars at the average rate during the period and as such if the U.S. dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in U.S. dollar terms. The Company is further exposed to currency risk through non-monetary assets and liabilities of its Mexican entities whose taxable profit or loss is denominated in a non-U.S. dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

During the year ended December 31, 2015, the Company recognized a loss of $0.1 million on foreign exchange (2014 - gain of $2.7 million). Based on the above net exposures at December 31, 2015, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $6.4 million increase or decrease in the Company’s after-tax net earnings (loss) (2014 - $2.2 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $10.1 million increase or decrease in the Company’s after-tax net earnings (loss) (2014 - $9.4 million).

66	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii) Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company’s exposure to interest rate risk is limited to the revolving line of credit which is subject to a floating interest rate. An increase or decrease of 100 basis points in the interest rate would result in a decrease or increase in profit after tax of $0.3 million (assuming $50 million drawn on the revolving line of credit).

(iii) Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

The table below summarizes the impact on profit after tax for a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

	2015	2014
Gold price
10% increase	$18,091	$16,880
10% decrease	(18,091)	(16,880)
Silver price
10% increase	$938	$1,823
10% decrease	(938)	(1,823)

RISKS AND UNCERTAINTIES

Challenge to the 2012 APA

Overview

The Mexican tax authority, Servicio de Administración Tributaria (the “SAT”), has initiated a proceeding seeking to nullify the APA which it issued to the Company in 2012. The APA confirmed the Company’s basis for paying taxes on the price it realized for certain silver sales between 2010 to 2014. If the SAT’s challenge is successful it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

PRIMERO 2015 ANNUAL REPORT	67

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Background

In 2004, affiliates of Goldcorp Inc. (“Goldcorp”) entered into a Silver Purchase Agreement with Silver Wheaton Corp. (“Silver Wheaton”) in connection with the San Dimas mine and two other mines in Mexico. Under the Silver Purchase Agreement, Goldcorp received cash and securities in exchange for an obligation to sell the amount of silver extracted from the mines at a price set forth in the Silver Purchase Agreement. In order to satisfy its obligations under the Silver Purchase Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to a Silver Wheaton company in the Caymans (“SWC”). Upon Primero’s acquisition of the San Dimas Mine, the Silver Purchase Agreement was amended and restated and Primero assumed all of Goldcorp’s obligations with respect to the San Dimas concession under the Silver Purchase Agreement. Primero did not receive any of the initial consideration that was paid to Goldcorp under the Silver Purchase Agreement.

As amended and restated, the provisions of the Silver Purchase Agreement require that, on a consolidated basis, the Company sell to Silver Wheaton during a contract year (August 6th to the following August 5th), 100% of the amount of silver produced from the San Dimas concessions up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.04 per ounce plus an annual increase of 1% (the “PEM Realized Price”). In 2015, the contract price was $4.24. The price paid by Silver Wheaton under the Silver Purchase Agreement represents the total value that the Company and its affiliates receive for the sale of silver to Silver Wheaton. The Silver Purchase Agreement continues indefinitely in respect of any silver produced from the San Dimas concessions.

The specific terms of the Silver Purchase Agreement require that the Company sell the silver through one of its non-Mexican subsidiaries, Silver Trading Barbados (“STB”), to Silver Wheaton’s Cayman subsidiary, Silver Wheaton Caymans. As a result, the Company’s Mexican subsidiary that holds the San Dimas concessions, Primero Empresa Minera (“PEM”), sells the required amount of silver produced from the San Dimas concessions to STB to allow it to fulfill its obligations under the Silver Purchase Agreement.

When the Company initially acquired the San Dimas mine, the sales from PEM to STB were made at the spot market price while the sales by STB to Silver Wheaton Caymans were at the contracted PEM Realized Price, which at that time was $4.04 per ounce. In order to reflect commercial realities and the effects of the Silver Purchase Agreement on the Company on a consolidated basis, PEM amended the terms of sales of silver between itself and STB and commenced to sell the amount of silver due under the Silver Purchase Agreement to STB at the PEM Realized Price For Mexican income tax purposes PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

APA

In order to provide the Company with stability and assurances that the SAT would accept the PEM Realized Price (and not the spot market silver price) as the proper price to use to calculate Mexican income taxes, the Company applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price would be used as the Company’s basis for calculating taxes owed by the Company on the silver sold under the Silver Purchase Agreement. The Company believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. Under Mexican law, an advanced pricing agreement is valid for five years and therefore the APA represented the SAT’s agreement to accept the PEM Realized Price as the basis for calculating taxes for the tax years 2010 through 2014.

68	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Challenge to APA for 2010 – 2014 tax years

The SAT has initiated a legal proceeding seeking to nullify the APA, however, the SAT has not identified an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it receives the PEM Realized Price. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. The Company is an ‘interested party’ in this proceeding. While PEM would have rights of appeal in connection with any reassessments, if the legal proceeding is finally concluded in favour of the SAT, the amount of additional taxes that the SAT could charge PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company intends to vigorously defend the validity of the APA. In addition, the Company intends to explore opportunities to minimize the potential impact on the Company in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that the Company will find or be able to implement a reasonable solution.

Uncertain tax treatment for tax years following 2014.

For the 2015 tax year, the Company continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. The Company has until the end of 2016 to file an application for a renewed APA in respect of 2015 and the four subsequent tax years. Given the legal challenge by the SAT against the APA for the 2010-2014 tax years, the Company currently believes it is unlikely the SAT will agree to an Advance Pricing Agreement for the 2015-2019 tax years on terms similar to the challenged APA. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Lawsuit

The Company is aware of a class action lawsuit having been filed in February 2016 against the Company in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws, however no class has yet been certified and we have not been served process in respect of the suit. The Company will vigorously defend this class action lawsuit if it proceeds.

In addition to the legal challenges above, the Company’s business contains significant risk due to the nature of mining, exploration, and development activities. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form for the year ended December 31, 2014, which is available on the Company’s website at www.primeromining.com or on SEDAR at www.sedar.com, or to the Company’s Annual Information Form for the year ended December 31, 2015, which is expected to be filed by March 31, 2016 and will be found under the Company’s profile at www.sedar.com.

PRIMERO 2015 ANNUAL REPORT	69

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

INTERNAL CONTROLS

The Company is required to maintain and evaluate the effectiveness of its internal control over financial reporting under National Instrument 52-109 in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. There is no assurance that the Company will be able to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal control over financial reporting is effective. The Company’s failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of its financial statements. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could result in the Company’s inability to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.

Disclosure Controls and Procedures

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations, and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls Over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed or under the supervision of, the CEO and CFO, and effected by the Company’s Board of Directors, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

70	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The effectiveness of Primero’s internal control over financial reporting as of December 31, 2015 has been audited by KPMG LLP, Primero’s independent auditors.

Changes in Internal Control

Management assessed the effectiveness of Primero’s internal control over financial reporting as of December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

In its assessment of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2014, management and the Company’s independent auditors identified a material weakness relating to the valuation of business combinations specifically in connection with the acquisition of Brigus in 2014. A material weakness is a control deficiency that could result in a material misstatement of the financial statements if it were not prevented or detected on a timely basis.

In response to this material weakness, management has implemented numerous measures in 2015 designed to enhance its internal controls over financial reporting specific to valuation models. Although the Company did not engage in an acquisition, the process and controls for valuing a business combination are consistent to those in valuing an asset for impairment. These measures include:

•	enhanced accounting processes and controls over valuation models, including related training;
•	increased involvement and rigor in management review and additional consultation with subject matter experts in areas of accounting complexity such as valuation;
•	continued experience with purchase accounting for the Brigus acquisition in subsequent quarterly periods;
•	Use of third party advisors with appropriate expertise, as necessary.

PRIMERO 2015 ANNUAL REPORT	71

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Management believes that the remediation efforts have been effective and that the previously identified material weakness in the Company’s internal control over financial reporting has been remediated.

Except for the remediation efforts described above, there were no other changes in internal controls of the Company during the year ended December 31, 2015 that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets and future gold and silver production. Forward –looking information and statements in this MD&A include those that relate to:

•	the ability of the Company to expand production at the San Dimas and Black Fox mines,
•	the ability of the Company to identify appropriate future acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms,
•

the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas mine, and the anticipated results of the exploration programs at Cerro del Gallo and the Black Fox Complex,

•	actual results of reclamation activities at the San Dimas and Black Fox mines,
•	the estimation or realization of Mineral Reserves and Resources,
•	the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs,
•	the timing of the development of new mineral deposits,
•	the Company’s requirements for additional capital and ability to complete future financings,
•	future prices of precious and base metals,
•	expected ore grades, recovery rates, and throughput,
•	that plant, equipment or processes will operate as anticipated,
•	the occurrence of accidents, labour disputes, road blocks and other risks of the mining industry,
•

the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas mine, the Black Fox Complex and the Cerro del Gallo project,

72	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

•	the SAT’s challenge to the APA ruling and the basis for calculating taxes on silver sold pursuant to the SPA for past and future periods,
•	the ability of the Company to comply with environmental, safety and other regulatory requirements,
•	expectations for the Cerro del Gallo project including the timing of activities to lead to a construction decision,
•	the completion of development or construction activities, including the construction of the Cerro del Gallo mine,
•	expectations regarding currency fluctuations,
•	title disputes relating to the Company’s properties,
•	the timing and possible outcome of pending litigation, and
•	the ability of the Company to maintain effective control over financial reporting.

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas and Black Fox proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the Cerro del Gallo and Grey Fox projects will be developed in accordance with the Company’s plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that the Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the proposed tunnels and access routes; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that the APA is not nullified and that the Company pays taxes on a similar basis for future periods; that Mexican tax laws relative to the APA ruling remain unchanged; that the Company will continue to pay taxes in Mexico based on realized prices of silver; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

PRIMERO 2015 ANNUAL REPORT	73

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion at San Dimas, exploration and development plans; insufficient capital to complete development and exploration plans; risks associated with developing the Cerro del Gallo and Grey Fox projects; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete proposed tunnels and access routes or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; tax law changes; the ability of the Company to continue to pay taxes based on the realized price of silver; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties”, and in the Company’s Annual Information Form for the year ended December 31, 2014 as filed on SEDAR as well as the Company’s Annual Information Form for the year ended December 31, 2015 which is expected to be filed by March 31, 2016, for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

74	PRIMERO 2015 ANNUAL REPORT

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian National Instrument 43-101 (“NI 43-101”). The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”, “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves recognized by the United States Securities and Exchange Commission. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

On behalf of the Board

Ernest Mast
President, CEO and Director

PRIMERO 2015 ANNUAL REPORT	75

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management’s Report on Financial Statements

The consolidated financial statements of Primero Mining Corp. have been prepared by, and are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and reflect management’s best estimates and judgments based on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company.

The Board of Directors is responsible for ensuring management fulfills its financial reporting responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audits and to review the consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the Company’s- systems of internal control, and reviews the scope of the external auditors’ audit and non audit work. The Audit Committee is composed entirely of directors not involved in the daily operations of the Company who are thus considered to be free from any relationship that could interfere with their exercise of independent judgment as a committee member.

The consolidated financial statements have been audited by KPMG LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Management’s Report over Internal Controls over Financial Reporting

Management has developed and maintains a system of internal controls to obtain reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, may not prevent or detect misstatements. Management has assessed the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The effectiveness of the company’s internal control over financial reporting as of December 31, 2015 has been audited by KPMG LLP, as reflected in their report for 2015.

Ernest Mast	Wendy Kaufman
President and Chief Executive Officer	Chief Financial Officer
February 17, 2016	February 17, 2016

76	PRIMERO 2015 ANNUAL REPORT

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Primero Mining Corp.

We have audited the accompanying consolidated financial statements of Primero Mining Corp. and subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2015, the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Primero Mining Corp. and subsidiaries as at December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

PRIMERO 2015 ANNUAL REPORT	77

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Primero Mining Corp.’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 17, 2016 expressed an unmodified (unqualified) opinion on the effectiveness of Primero Mining Corp.’s internal control over financial reporting.

(Signed) KPMG LLP

Chartered Accountants, Licensed Public Accountants
February 17, 2016
Toronto, Canada

78	PRIMERO 2015 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of Primero Mining Corp.

We have audited Primero Mining Corp.’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Primero Mining Corp.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the subsection titled Internal Controls over Financial Reporting in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Primero Mining Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

PRIMERO 2015 ANNUAL REPORT	79

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Primero Mining Corp. as at of December 31, 2015, and the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2015, and our report dated February 17, 2016 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

(Signed ) KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
February 17, 2016

Toronto, Canada

80	PRIMERO 2015 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Primero Mining Corp.

We have audited the accompanying consolidated financial statements of Primero Mining Corp. and subsidiaries (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2014, and the consolidated statement of operations and comprehensive loss, consolidated statement of changes in equity, and consolidated statement of cash flows for the year ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

PRIMERO 2015 ANNUAL REPORT	81

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Primero Mining Corp. and subsidiaries as at December 31, 2014, and their financial performance and their cash flows for the year ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) Deloitte LLP

Chartered Accountants
February 11, 2015
Vancouver, Canada

82	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2015 AND 2014
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

	Notes	2015	2014

Revenue	7	$291,304	$274,612
Operating expenses		(163,593)	(159,280)
Depreciation and depletion		(77,238)	(62,669)
Total cost of sales		(240,831)	(221,949)
Earnings from mine operations		50,473	52,663
Mining interest impairment charge	6	(104,000)	(110,000)
Goodwill impairment charge		-	(98,961)
Exploration expenses		(1,690)	(1,816)
General and administrative expenses	8	(29,890)	(36,806)
Loss from operations		(85,107)	(194,920)
Transaction costs and other expenses	9	(4,416)	(9,203)
Finance expense	10	(11,514)	(6,970)
Mark-to-market gain on convertible debentures	18(c)	13,500	-
Other income	11	1,024	4,436
Loss before income taxes		(86,513)	(206,657)
Income tax expense	12	(20,397)	(17,727)
Loss for the year		$(106,910)	$(224,384)
Other comprehensive income (loss), net of tax
Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations, net of tax of $nil		(5)	(61)
Unrealized gain (loss) on investment in Fortune Bay, net of tax of $nil		60	(456)
Reclassification of unrealized loss on investment in Fortune Bay to impairment, net of tax of $nil		456	-
Total comprehensive loss for the year		$(106,399)	$(224,901)
Basic loss per share	13	$(0.66)	$(1.48)
Diluted loss per share	13	$(0.66)	$(1.48)
Weighted average number of common shares outstanding
Basic	13	162,340,566	152,063,899
Diluted	13	162,340,566	152,063,899

See accompanying notes to the consolidated financial statements.

PRIMERO 2015 ANNUAL REPORT	83

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(IN THOUSANDS OF UNITED STATES DOLLARS)

		December 31	December 31
	Notes	2015	2014

Assets
Current assets
Cash and cash equivalents		$45,601	$27,389
Trade and other receivables		1,793	59
Taxes receivable		30,689	33,272
Prepaid expenses		8,524	6,633
Inventories	16	31,964	20,366
Total current assets		118,571	87,719

Non-current assets
Restricted cash	15	5,920	17,646
Mining interests	17	790,118	881,480
Deferred tax asset	12(b)	3,781	611
Long-term stockpile	16	5,694	14,309
Other non-current assets		884	1,055
Total assets		$924,968	$1,002,820

Liabilities
Current liabilities
Trade and other payables		$44,972	$50,743
Income tax payable		12,870	5,575
Other taxes payable		3,406	2,688
Current portion of long-term debt	18	52,417	5,616
Total current liabilities		113,665	64,622

Non-current liabilities
Other taxes payable		13,354	11,295
Deferred tax liability	12(b)	53,107	50,374
Decommissioning liability	19	28,294	32,566
Long-term debt	18	62,727	89,771
Derivative liability	18(a)	-	1,405
Other long-term liabilities		4,945	4,802
Total liabilities		$276,092	$254,835

Shareholders' equity
Share capital	20(a)	$867,375	$858,761
Warrant reserve	20(b)	-	34,782
Contributed surplus	20(c)	54,984	21,526
Accumulated other comprehensive loss		(4,650)	(5,161)
Deficit		(268,833)	(161,923)
Total shareholders' equity		$648,876	$747,985
Total liabilities and shareholders' equity		$924,968	$1,002,820

Commitments and contingencies (Note 24)
Subsequent events (Notes 12, 18 and 24)

See accompanying notes to the consolidated financial statements. Approved on behalf of the Board of Directors:

Ernest Mast, Director	Michael E. Riley, Director

84	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(IN THOUSANDS OF UNITED STATES DOLLARS , EXCEPT FOR NUMBER OF COMMON SHARES )

						Accumulated
						other
		Share capital		Warrants	Contributed	comprehensive
	Notes	Shares	Amount	reserve	surplus	income	Deficit	Total equity
Balance, January 1, 2014		115,726,035	$553,518	$34,237	$15,518	($4,644)	$62,461	$661,090
Shares issued for
Acquisition of Brigus Gold Corp.	5, 20(c)	41,340,347	279,049	545	6,983	-	-	286,577
Exercise of stock options	20(c)	1,921,744	14,144	-	(4,247)	-	-	9,897
PSUs settled in shares		81,477	350	-	-	-	-	350
Exercise of warrants		4,790	47	-	-	-	-	47
Flow-through agreement	20(a)	2,481,482	11,653	-	-	-	-	11,653
Foreign currency translation		-	-	-	-	(517)	-	(517)
Share-based compensation	20(c)	-	-	-	3,272	-	-	3,272
Loss for the period		-	-	-	-	-	(224,384)	(224,384)
Balance, December 31, 2014		161,555,875	858,761	34,782	21,526	(5,161)	(161,923)	747,985
Shares issued for
Exercise of stock options	20(c)	300,000	$1,120	$-	($294)	$-	$-	$826
PSUs settled in shares	20(c)	963,164	4,364	-	(4,404)	-	-	(40)
Flow-through agreement	20(a)	1,366,768	3,130	-	-	-	-	3,130
Expiry of warrants, net of tax	20(b)	-	-	(34,782)	30,046	-	-	(4,736)
Reclassification of unrealized loss on investment in Fortune Bay		-	-	-	-	456	-	456
Foreign currency translation		-	-	-	-	(5)	-	(5)
Unrealized gain on Fortune Bay investment		-	-	-	-	60	-	60
Share-based compensation	20(c)	-	-	-	8,110	-	-	8,110
Loss for the period		-	-	-	-	-	(106,910)	(106,910)
Balance, December 31, 2015		164,185,807	$867,375	$-	$54,984	($4,650)	($268,833)	$648,876

Total comprehensive loss was $106.4 million for the year ended December 31, 2015 (December 31, 2014 – $224.9 million) .

See accompanying notes to the consolidated financial statements.

PRIMERO 2015 ANNUAL REPORT	85

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2015 AND 2014
(IN THOUSANDS OF UNITED STATES DOLLARS)

	Notes	2015	2014

Operating activities
Loss before income taxes		$(86,513)	$(206,657)
Adjustments for:
Depreciation and depletion	17	77,238	62,669
Mining interest impairment charge	6	104,000	110,000
Goodwill impairment charge	5	-	98,961
Share-based compensation expense	20	8,938	10,737
Payments made under the Phantom Share Unit Plan	20	(4,245)	(10,051)
Mark-to-market gain on convertible debentures	18(c)	(13,500)	-
Write-off of assets		-	1,329
Write-down of inventory	16	3,048	1,750
Unrealized foreign exchange loss (gain)		(4,743)	1,839
Taxes paid		(15,104)	(2,144)
Other		(1,007)	(1,316)
Other adjustments
Transaction costs (disclosed in financing activities)		3,651	-
Finance income (disclosed in investing activities)		(111)	(429)
Finance expense	10	11,514	6,970
Operating cash flow before working capital changes		83,166	73,658
Changes in non-cash working capital	14	(1,537)	(29,446)
Cash provided by operating activities		$81,629	$44,212

Investing activities
Expenditures on mining interests	17	$(99,722)	$(112,294)
Equity investment in Santana Minerals		-	$(343)
Acquisition of Brigus Gold Corp (net)	5	-	$(7,773)
Interest received		111	$429
Cash used in investing activities		$(99,611)	$(119,981)

Financing activities
Repayment of debt	18(d)	$(40,000)	$(58,896)
Proceeds on exercise of options	20(c)	828	9,944
Issuance of convertible debt	18(c)	75,000	-
Transaction costs on issuance of convertible debt	18(c)	(3,651)	-
Payments on capital leases	18(b)	(5,715)	-
Funds released from reclamation bond	15	9,846	-
Proceeds on issuance of flow-through shares	20	4,340	14,633
Drawdown on line of credit, net of transaction costs		-	37,470
Interest paid		(6,378)	(4,390)
Cash provided by (used in) financing activities		$34,270	$(1,239)
Effect of foreign exchange rate changes on cash		$1,924	$(6,314)
Increase (decrease) in cash		18,212	(83,322)
Cash, beginning of period		27,389	110,711
Cash, end of period		$45,601	$27,389

See accompanying notes to the consolidated financial statements.

86	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

1.	Corporate Information

Primero Mining Corp. (Primero or the Company) is a publicly traded company, listed on both the Toronto and New York Stock Exchanges. Its registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia. The Corporate address is Suite 2100, 79 Wellington Street West, Toronto, Ontario. The Company owns two producing properties, the San Dimas gold-silver mine in the San Dimas district of Mexico and the Black Fox gold mine and adjoining properties in Timmins, Ontario, Canada. The Company also has one project in the development stage, Cerro del Gallo, and one exploration property, Ventanas, both located in Mexico.

2.	Basis of Preparation and Summary of Significant Accounting Policies

a)	Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance and full compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Company’s Board of Directors on February 17, 2016.

b)	Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition. All intragroup balances and transactions between entities of the group have been eliminated in full. The Company’s significant subsidiaries, which are all wholly owned, are:

Subsidiary	Location	Property
Primero Empresa Minera, S.A. de C.V. (PEM)	Mexico	San Dimas Mine
Primero Gold Canada Inc. (PGCI) (1)	Canada	Black Fox Complex
San Anton de las Minas, S.A. de C.V.	Mexico	Cerro del Gallo Project
Silver Trading (Barbados) Limited (Silver Trading)	Barbados	-
Primero Mining Luxembourg S.a.r.l.	Luxembourg	-

(1)	On January 1, 2015, PGCI was amalgamated with Primero Mining Corp.

c)	Functional and presentation currency

On January 1, 2015, PGCI and Primero Mining Corp. (PMC) amalgamated as one company under the name Primero Mining Corp. (amalgamated PMC). PGCI, which held the Black Fox Complex assets, used the U.S. dollar as its functional currency, while the functional currency of PMC was the Canadian dollar.

PRIMERO 2015 ANNUAL REPORT	87

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

On March 12, 2015 Canada Revenue Agency approved the election of the U.S. dollar as the functional currency of amalgamated PMC. As a result of the change in underlying conditions relevant to amalgamated PMC, effective March 31, 2015 the functional currency was changed from the Canadian dollar to the U.S. dollar.

The functional currency of PEM, PGCI, San Anton de las Minas S.A. de C.V. and Silver Trading is the U.S. dollar. The functional currency of Primero Mining Luxembourg S.a.r.l. is the Mexican peso.

The presentation currency of the Company is the U.S. dollar.

The accounts of the entity with a non-U.S. dollar functional currency are translated into the U.S. dollar presentation currency as follows: all assets and liabilities are translated at the exchange rate prevailing at the statement of financial position date; equity balances are translated at the rates of exchange at the transaction dates, and all items included in the statement of operations are translated using the annual average exchange rates unless there are significant fluctuations in the exchange rate, in which case the rate at the date of transaction is used. All differences arising upon the translation to the presentation currency are recorded in the foreign currency translation reserve within accumulated other comprehensive income (loss); there is no tax impact of this translation.

d)	Revenue recognition

Revenue is derived from the sale of gold and silver. Revenue is recognized on individual contracts when there is persuasive evidence that all of the following criteria are met:

•	the significant risks and rewards of ownership have been transferred to the buyer;
•	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold have been retained;
•	the amount of revenue and costs to sell can be measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to the Company and collectability of proceeds is reasonably assured .

All of these criteria are met based on the contract with the respective buyers which generally coincides with the receipt of the sales proceeds. Sales prices are based on the terms of the contract or at spot prices.

e)	Inventories

Inventories including finished goods (gold and silver), work-in-progress, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale less estimated future production costs to convert the inventories into saleable form.

Ore extracted from a mine is stockpiled and subsequently processed into finished goods. Production costs including mining and milling costs, applicable overhead costs, depreciation and depletion are capitalized to inventory depending on its current location and condition. Inventories of stockpiled ore that are not expected to be processed in the next year are classified as non-current inventories.

88	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Inventories also include supplies, which are valued at the lower of average cost or replacement cost.

f)	Financial instruments

All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends upon whether the financial instrument is classified as fair value through profit or loss (“FVTPL”), available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial instruments classified as FVTPL are measured at fair value with gains and losses recognized in the statement of operations and comprehensive income (loss). Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities classified as other liabilities, are measured at amortized cost. Trade and other receivables, cash and cash equivalents, and restricted cash are classified as loans and receivables, which are measured at amortized cost. The 5.75% convertible debentures are classified as FVTPL and measured at fair value based on their trading price, while trade and other payables, the line of credit and the 6.5% convertible debentures are classified as other financial liabilities, which are measured at amortized cost.

Transaction costs in respect of financial assets and liabilities which are measured at FVTPL are recognized in the statement of operations and comprehensive income (loss) immediately. Transaction costs in respect of other financial instruments are included in the initial fair value measurement of the financial instrument.

A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or at FVTPL; or (ii) it is designated as available-for-sale on initial recognition. The Company’s equity investment in Fortune Bay (included in other assets) is classified as available-for-sale and is measured at fair value with mark-to-market gains and losses recognized in other comprenhensive income (OCI). When available-for-sale investments in marketable securities and equity securities are derecognized, the cumulative mark-to-market gains or losses that had been previously recognized in OCI are reclassified to earnings for the period. When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been previously recognized in OCI is reclassified to earnings for the period.

The Company may enter into derivative contracts or financial instruments and non-financial contracts containing embedded derivatives. Embedded derivatives are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract, and the host contract is not designated as fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in other comprehensive income (loss).

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired, or

PRIMERO 2015 ANNUAL REPORT	89

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

•

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through ‘arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to pay under the guarantee.

g)	Mining interests

The Company categorizes mining interests based on the type of asset and/or the stage of operation or development of the property.

Land, buildings, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

Mineral properties include:

•

Development and operating properties which include capitalized development and stripping costs, cost of assets under construction, capitalized exploration and evaluation costs and mineral interests for those properties currently in operation for which development has commenced or for which technical feasibility and commercial viability have been determined; and

•	Pre-development properties which include exploration and evaluation costs and mineral interests for those properties for which development has not commenced.

Land, buildings, plant and equipment

Upon initial acquisition, land, buildings, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment charges. Land is stated at cost less any impairment in value and is not depreciated.

Buildings, plant and equipment are depreciated (net of residual value) using the straight-line method based on estimated useful lives.

Where significant components of an asset have differing useful lives, depreciation is calculated on each separate component. The estimated useful life of each item or part has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments.

90	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates which affect depreciation are accounted for prospectively.

The expected useful lives are as follows:

Plant and buildings	5 years to life of mine
Construction equipment and vehicles	4 years
Computer equipment	3 to 5 years

Mining properties

The cost of acquiring mineral reserves and mineral resources is capitalized in the statement of financial position as incurred.

Mine development costs incurred to develop areas of the mine which will be mined in future periods are capitalized and depleted when the related mining area is mined. Mine development costs incurred to prepare current production areas are considered operating expenses and expensed in the year as incurred.

Mining properties are depleted using the units-of-production method over the mine’s estimated proven and probable reserves and, if appropriate, an estimate of the portion of resources expected to be classified as reserves. Depletion is calculated on a mine-by-mine basis.

The Company’s depletion estimation methodology allocates mining properties from operating mines into a depletable component and a non-depletable component upon initial acquisition. The value assigned to the depletable component is equal to the value assigned to the proven and probable reserves and a portion of resources of the asset. The value assigned to the non-depletable component is the value assigned to the exploration potential of the asset and the remaining resources not included in the depletable component. Values allocated to both the depletable and non-depletable components may be adjusted prospectively when there has been a significant change in the reserves, resources and/or exploration potential.

The allocation of values to the proven and probable reserves, resources and exploration potential of the asset are based on the discounted cash flow analysis of the Company’s future expected cash flows at each operating mine. The depletable component is depleted over 100% of reserves and a portion of resources included in the Company’s discounted cash flow analysis. The non-depletable component is not depleted but, in combination with the depletable component, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable.

Reserves (including proven and probable) and resources (including measured, indicated and inferred) are based on the definitions in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Exploration potential is the mineralization quantified by the Company’s geologists with a sufficient degree of confidence to include in the Company’s fair value determination, but without the necessary level of measurement precision to enable it to be classified as a resource as defined by NI 43-101.

PRIMERO 2015 ANNUAL REPORT	91

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Each year, coincident with the updated reserve and resource estimates, the Company expects that a portion of resources will be transferred to reserves and a portion of exploration potential will be transferred to resources. As a result, the category of non-depletable mineralization is expected to reduce and, in the absence of further additions to exploration potential, eventually be fully classified within the depletable component over the life of mine.

When considering the portion of resources to include in the depletion base of the depletable component, management considers the resources which are believed to have the probability of eventually being classified as proven and probable reserves, which includes:

•	resources that can be economically mined and are therefore commercially viable, considering management’s assumptions on cut off grades, long-term gold and silver prices and exchange rates,
•	historical experience and available geological and drilling information of the area under consideration.

Development costs incurred during a period are added to the total mining property capitalized at the commencement of the period in calculating the depletion expense. Future development costs necessary to access resources, have been taken into account when determining the pattern of depletion for the Company’s mining properties; such costs are included in the discounted cash flow analysis and are determined by the Company’s geologists and engineers based on an in-depth knowledge of the mine and planned development work to access resources.

Exploration and evaluation expenditures

Exploration and evaluation expenditures are charged to the statement of operations and comprehensive income (loss) in the year incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures.

Once a project has been established as technically feasible and commercially viable, the capitalized expenditures are tested for impairment and transferred from exploration and evaluation costs to development costs within mining properties. If subsequently events take place and such project is no longer considered commercially viable it would be transferred back from development costs to exploration and evaluation expenditures.

Stripping costs

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore from which minerals can be extracted economically. Stripping costs incurred in order to provide initial access to the ore body (referred as pre-production stripping) are capitalized as incurred. Stripping costs incurred during the production stage of an open pit mine are accounted for as production costs during the period that the stripping costs were incurred, unless these costs provide a future economic benefit. Production phase stripping costs are considered to generate a future economic benefit when (i) the related stripping activity provides access to ore to be mined in the future; (ii) increases the fair value of the mine as access to future mineral reserves becomes less costly; (iii) increases the productive capacity; or (iv) extends the productive life of the mine. These costs are capitalized as mine development costs. Stripping costs incurred and capitalized during the production phase are depleted using the units-of-production method over the reserves and resources (where relevant as part of the depletion policy) that directly benefit from the specific stripping activity.

92	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Major maintenance and repairs

Expenditure on major maintenance and repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, that expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other maintenance and repair costs are expensed as incurred.

Borrowing costs

Borrowing costs directly relating to the financing of qualifying assets are added to the capitalized cost of those projects until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

All other borrowing costs are recognized in the statement of operations and comprehensive income (loss) in the year in which they are incurred. Borrowing costs are included as part of interest paid in the statement of cash flows.

Leases

The Company holds leases for office space and equipment. Leases are classified as either finance or operating leases.

Assets held under finance leases, where substantially all of the risks and rewards of ownership have passed to the Company, are capitalized in the statement of financial position at the lower of the fair value of the leased property and the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Capitalized amounts are determined at the inception of the lease and are depreciated over the shorter of their useful economic lives or the lease term. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the statement of operations and comprehensive income (loss) as finance expense unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s accounting policy on borrowing costs.

PRIMERO 2015 ANNUAL REPORT	93

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Leases where substantially all of the risks and rewards of ownership have not passed to the Company are classified as operating leases. Rentals payable under operating leases are charged to the statement of operations and comprehensive income (loss) as operating expenses or general and administrative expenses on a straight-line basis over the lease term.

Impairment of non-current assets

The Company performs an annual impairment review on goodwill at December 31, and at any other time an indication of impairment of goodwill is identified. At December 31, 2015, the Company had no goodwill. The carrying amounts of assets included in mining interests are reviewed for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. In addition, capitalized exploration and evaluation costs are assessed for impairment upon demonstrating commercial viability of a project. The carrying amounts of the assets are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value-in-use and fair value less costs to sell (FVLCS).

For mining assets, when a binding sale agreement and observable market prices are not readily available, FVLCS is estimated using a discounted cash flow approach for each of the Company’s cash generating units (CGUs) to which the individual assets are allocated. The assumptions used in determining the FVLCS for the CGU’s include long-term mining plans, long-term commodity prices, discount rates, foreign exchange rates and values of un-modeled mineralization.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, subject to the amount not exceeding the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of impairment, other than for goodwill, is recognized during the year in the statement of operations and comprehensive income (loss).

Disposal

Upon disposition, an item within mining interests is derecognized, and the difference between its carrying value and net sales proceeds is disclosed as a gain or loss on disposal in the statement of operations and comprehensive income (loss).

h)	Business combinations

Business combinations are accounted for using the acquisition method. At the acquisition date, the Company recognizes at fair value: (i) all of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and (ii) the consideration transferred to the vendor. Those mineral reserves, resources, exploration potential and other assets that are able to be valued are recognized in the assessment of fair values on acquisition. Other potential reserves, resources, mineral rights and other assets, which in management’s opinion values cannot be reliably determined, are not recognized.

94	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

When the fair value of the consideration transferred exceeds the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed measured at fair value, the difference is treated as goodwill.

Costs, such as advisory, legal, accounting, valuation and other professional or consulting fees related to a business combination are expensed as incurred. Costs associated with the issuance of equity and debt instruments are charged to the relevant account on the statement of financial position.

i)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of operations and comprehensive income (loss) except to the extent they relate to items recognized directly in equity or in OCI, in which case the related taxes are recognized in equity or OCI.

Current income tax is the expected cash tax payable or receivable on the local taxable income or loss for the year for each taxable entity using tax rates enacted or substantively enacted at the reporting date. This may differ from earnings reported in the statement of operations and comprehensive income (loss) due to income or expense items that are not currently taxable or deductible for tax purposes, and any adjustment to income taxes in respect of previous years.

Deferred income tax is recognized in respect of unused tax losses, tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax rates that have been substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to the translation of the deferred income tax balance from local statutory accounts to functional currency accounts are included in deferred income tax expense or recovery in the statements of operations and comprehensive income (loss).

PRIMERO 2015 ANNUAL REPORT	95

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Uncertain income tax positions are recorded in the consolidated financial statements when probable and measured at the amount expected to be paid to (recovered from) the taxation authority using the Company’s best estimate of the amount.

j)	Share–based compensation

Equity-settled awards to employees and others providing similar services

For equity-settled awards, the fair value of the award is charged to the statement of operations and comprehensive income (loss) and credited to share-based compensation reserve (within equity in the consolidated statement of financial position) ratably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement of operations and comprehensive income (loss).

Expenses recognized for forfeited awards are reversed. For awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive income (loss).

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

Cash-settled awards to employees and others providing similar services

For cash-settled awards, the fair value is re-calculated at each statement of financial position date until the awards are settled, using the Company’s share price (with any changes in fair value recognized in the statement of operations and comprehensive income (loss)). During the vesting period, a liability is recognized representing the portion of the vesting period which has expired at the statement of financial position date multiplied by the fair value of the awards expected to vest at that date. After vesting, the full fair value of the unsettled awards at each statement of financial position date is recognized as a liability. Movements in value are recognized in the statement of operations and comprehensive income (loss).

Equity or cash-settled awards to employees and others providing similar services

The Company accounts for awards issued under the 2013 Phantom Share Unit Plan as equity-settled. For equity-settled awards, the fair value of the award is charged to the statement of operations and comprehensive income (loss) and credited to share-based compensation reserve (within equity in the consolidated statement of financial position) ratably over the vesting period. The fair value of the awards is determined at the date of grant using the closing market price of the Company’s shares. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement of operations and comprehensive income (loss).

96	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

No expense is recognized for awards that ultimately do not vest. For any awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive income (loss).

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based compensation arrangement as measured at the date of modification, over the remainder of the vesting period.

k)	Provisions

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of operations and comprehensive income (loss) net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance expense in the statement of operations and comprehensive income (loss).

Decommissioning liability

The Company records a liability for the estimated reclamation and closure of a mine, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value; this liability is then accreted to full value over the life of the mine with the accretion charge being recorded as a finance expense. The net present value is determined using the liability-specific risk-free interest rate. The estimated net present value of reclamation and closure cost obligations is re-measured each reporting period or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, cost estimates and the discount rate applied to the obligation. The net present value of the estimated cost of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating to operating mines and development projects are recorded with a corresponding increase to the carrying amounts of related assets and the adjusted cost is depreciated on a prospective basis.

PRIMERO 2015 ANNUAL REPORT	97

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

l)	Flow-through shares

The Company may, from time to time, issue flow-through shares (as defined in the Canadian Income Tax Act) to finance a portion of its Canadian exploration program. Pursuant to the terms of the flow-through share agreements, the Company agrees to incur qualifying expenditures and renounce the tax deductions associated with these qualifying expenditures to the subscribers by an agreed upon date. The excess of cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing is recorded as a liability. This liability is extinguished and recognized in the statement of operations and comprehensive income (loss) when the renunciation of the tax benefit by the Company, is recorded.

A deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures that are capitalized to exploration and evaluation assets and their tax basis. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by use of the deferred tax asset.

m)	Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. The computation of diluted income (loss) per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on income (loss) per share. For this purpose, the treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the period.

n)	Segmented reporting

The Company operates in two geographic areas; Mexico and Canada. The Company’s operating segments reflect the Company’s different mining interests and are reported in a manner consistent with the internal reporting to the chief operating decision maker, used to assess each segment’s performance. Primero currently has three reportable segments: the San Dimas mine (which currently includes the Ventanas property), the Black Fox Complex and the Cerro del Gallo project.

o)	Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company. The Company is currently evaluating the impact of adopting these standards on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

98	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9). This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting.

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting.

3.	Critical Accounting Estimates and Judgements

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the financial statements. If in future such judgements, estimates and assumptions, which are based on management’s experience and knowledge of the relevant facts and circumstances at the date of the financial statements, deviate materially from actual circumstances, the original judgements, estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

a)	Accounting estimates

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(i) Estimated recoverable reserves and resources

The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. Estimated ounces from mineral reserves and resources as well as estimates for exploration potential are included in the Company’s estimation of future cash flows. These cash flows are based on factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in estimated ounces may impact the carrying value of assets, reclamation and remediation obligations, recognition of deferred tax amounts, depreciation and depletion, and impairment charges.

(ii) Determination of useful lives of property, plant and equipment

Property, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the property, plant or equipment vary, future depreciation charges may change.

PRIMERO 2015 ANNUAL REPORT	99

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(iii) Impairment charges

Goodwill and non-current assets are tested for impairment if there is an indicator of impairment, and in the case of goodwill, at least annually. The impairment analysis requires the use of estimates and assumptions, including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax estimates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances the carrying value of the assets may be impaired or a prior period’s impairment charge reversed (with the exception of goodwill for which impairment charges are not reversed) with the impact recorded in the statements of operations and comprehensive income (loss).

(iv) Decommissioning liability

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure, rehabilitation activity and applicable discount rates. Changes to these estimates and assumptions may result in actual expenditures in the future differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated based on the available facts and circumstances.

(v) Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of change. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for gold and silver, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

(vi) Valuation of inventory

All inventory, other than supplies, is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold.

100	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(vii) Share-based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend rate and risk-free rate of return.

(viii) Deferred stripping

The Company defers stripping costs related to open pit mining operations when these costs are considered to generate a future benefit. The determination of these amounts requires the use of judgments and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result. Changes in a mine’s life and design may result in changes to the expected stripping ratio. Any changes in these estimates are accounted for prospectively.

b)	Accounting judgments

The critical judgment that the Company’s management has made that has the most significant effect on the amounts recognized in the Company’s consolidated financial statements is as follows:

(i) Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which an entity operates may not be clear. This can have a significant impact on the consolidated results of the Company.

(ii) Tax ruling in Mexico

On October 4, 2012, PEM received a ruling (the “APA Ruling”) from the Mexican tax authority (“SAT”) which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement. Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years). The Company’s APA Ruling covered the five years ending December 31, 2014.

In February 2016, PEM received a legal claim from the Mexican tax authority seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company intends to vigorously defend the validity of its APA. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. While PEM would have rights of appeal in connection with any reassessments the amount of additional taxes that the SAT could reassess PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

PRIMERO 2015 ANNUAL REPORT	101

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

For the 2015 tax year, the Company continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

4.	Segmented information

The Company operates in two geographic areas, Mexico (the San Dimas mine and the Cerro del Gallo project) and Canada (the Black Fox Complex). The Company’s operating segments reflect its different mining interests and are reported in a manner consistent with the internal reporting used to assess each segment’s performance. Significant information relating to reportable operating segments is summarized below:

102	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

			Black Fox
	San Dimas	Cerro del Gallo	Complex	Corporate	Total
At December 31, 2015
Current assets	$80,048	$2,044	$28,425	$8,054	$118,571
Mining interests	541,988	63,232	184,485	413	790,118
Other non-current assets	3,781	-	11,615	883	16,279
Total assets	$625,817	$65,276	$224,525	$9,350	$924,968

Current liabilities	$44,284	$91	$12,543	$56,747	$113,665
Non-current liabilities	73,850	6,037	20,197	62,343	162,427
Total liabilities	$118,134	$6,128	$32,740	$119,090	$276,092

As at December 31, 2014
Current assets	$63,760	$2,532	$21,323	$103	$87,718
Mining interests	543,621	82,437	255,136	286	881,480
Other non-current assets	4,378	-	29,128	116	33,622
Total assets	$611,759	$84,969	$305,587	$505	$1,002,820

Current liabilities	$31,083	$396	$20,872	$12,271	$64,622
Non-current liabilities	55,606	-	35,121	99,486	190,213
Total liabilities	$86,689	$396	$55,993	$111,757	$254,835

Year Ended December 31, 2015
Revenue	$213,192	$-	$78,112	$-	$291,304
Operating expenses	(103,782)	-	(59,811)	-	(163,593)
Depreciation and depletion	(55,693)	(90)	(21,312)	(143)	(77,238)
Total cost of sales	(159,475)	(90)	(81,123)	(143)	(240,831)
Earnings (loss) from mine operations	53,717	(90)	(3,011)	(143)	50,473
Mining interest impairment charge	-	(22,000)	(82,000)	-	(104,000)
Exploration expenses	(1,690)	-	-	-	(1,690)
General and administrative expenses	(3,240)	(21)	(1,002)	(25,627)	(29,890)
Earnings (loss) from operations	48,787	(22,111)	(86,013)	(25,770)	(85,107)
Other income (expense) items	(4,225)	41	2,836	(58)	(1,406)
Earnings (loss) before income taxes	44,562	(22,070)	(83,177)	(25,828)	(86,513)
Income tax recovery (expense)	(32,536)	(323)	7,917	4,545	(20,397)
Net income (loss)	$12,026	($22,393)	($75,260)	($21,283)	($106,910)

Year Ended December 31, 2014
Revenue	$198,864	$-	$75,748	$-	$274,612
Operating expenses	(104,625)	-	(54,655)	-	(159,280)
Depreciation and depletion	(44,769)	(114)	(17,786)	-	(62,669)
Total cost of sales	(149,394)	(114)	(72,441)	-	(221,949)
Earnings (loss) from mine operations	49,470	(114)	3,307	-	52,663
Mining interest impairment charge	-	(35,000)	(75,000)	-	(110,000)
Goodwill impairment charge	-	-	(98,961)	-	(98,961)
Exploration expenses	(1,816)	-		-	(1,816)
General and administrative expenses	(6,073)	(57)	(5,371)	(25,305)	(36,806)
Earnings (loss) from operations	41,581	(35,171)	(176,025)	(25,305)	(194,920)
Other income (expense) items	(712)	(208)	4,335	(15,152)	(11,737)
Earnings (loss) before income taxes	40,869	(35,379)	(171,690)	(40,457)	(206,657)
Income tax recovery (expense)	(23,010)	-	4,317	966	(17,727)
Net income (loss)	$17,859	($35,379)	($167,373)	($39,491)	($224,384)

PRIMERO 2015 ANNUAL REPORT	103

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

5.	Acquisition of Brigus Gold Corp.

On March 5, 2014, the Company acquired all of the issued and outstanding common shares of Brigus. Brigus was a gold producing company, whose principal assets were the Black Fox mine and adjacent properties, Grey Fox and Pike River, located in the Township of Black River-Matheson, Ontario, Canada, and the Black Fox mill (together the “Black Fox Complex”).

As part of the transaction, Primero acquired each outstanding Brigus common share for 0.175 of a Primero common share (the “Exchange Ratio”). In addition, Brigus shareholders received 0.1 of a common share in a newly incorporated company, Fortune Bay Corp. (“Fortune Bay”) for each Brigus common share as part of the Arrangement. Fortune Bay holds Brigus’ non-Ontario assets and was capitalized on March 5, 2014 with C$10 million in cash by Primero. Upon completion of the Arrangement, Brigus shareholders held, in aggregate, a 90.1% interest in Fortune Bay and Primero held the remaining 9.9% interest. In addition, each outstanding warrant to purchase a Brigus common share became exercisable to purchase 0.175 of a Primero common share and 0.1 of a Fortune Bay common share.

The Company determined that the acquisition of Brigus was a business combination in accordance with the definition in IFRS 3 Business combinations and as such has accounted for it in accordance with this standard using the acquisition method with Primero as the acquirer. On March 28, 2014, Brigus changed its name to Primero Gold Canada Inc. and at January 1, 2015 was amalgamated with PMC.

Upon the acquisition of Brigus, the Company identified goodwill of $99.0 million. This goodwill was calculated as the difference between the fair value of the consideration issued for the acquisition of Brigus and the fair value of all other assets and liabilities acquired. The goodwill arose primarily as a result of the increase in the Company’s share price from the date of announcing the acquisition of Brigus (C$5.22) to the completion of the acquisition (C$7.50) . In addition, goodwill of $10.0 million arose due to the recognition of deferred income tax liabilities on the transaction due to the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed. All of the goodwill had been allocated to the Black Fox Complex CGU for impairment purposes. Subsequent to the acquisition, the Company determined that it could not support the value assigned to goodwill and recorded an impairment charge of the full $99.0 million during the third quarter of 2014. None of the goodwill is deductible for tax purposes.

The fair value assigned to the identified assets and liabilities was finalized during the fourth quarter of 2014 and is presented below. Transaction costs of $7.5 million relating to the acquisition were expensed in accordance with IFRS 3, Business combinations; these transaction costs are recognized within “transaction costs and other expenses” in the consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2014.

104	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Purchase price
Common shares	$279,049
Cash	15,030
Share-based compensation	6,983
Warrants	545
$301,607
Net assets acquired
Assets
Cash	$7,257
Restricted cash	18,524
Accounts receivable	848
Inventories	15,567
Investment in Fortune Bay (1)	1,127
Prepaid expenses	482
Mining interests (2),(3)	302,551
Goodwill (4)	98,961
Liabilities & Equity
Accounts payable	(30,370)
Finance leases	(15,511)
Decommissioning liability	(15,746)
Convertible debentures	(45,168)
Derivative liabiliy	(3,696)
Senior secured notes	(22,713)
Deferred tax liability	(10,506)
$301,607

(1)

During the quarter ended March 31, 2015, the Company performed an impairment assessment of its investment in Fortune Bay and recognized an impairment loss of $534.0 in the consolidated statement of operations and comprehensive income (loss) with a corresponding reduction in accumulated other comprehensive income (loss).

(2)

The Company has accounted for and presented the liability to deliver gold to Sandstorm Gold Ltd, (“Sandstorm”) (Note 7(b)) net within the mining interests rather than as a separate liability. If the mining interests and liabilities were separately recorded, there could be a material change in depreciation and depletion expense and deliveries against the liabilities would be recorded as credit in the statement of operations, At the time of the acquisition the Company had no option to repurchase any remaining portion of the gold purchase agreement.

(3)

In the fourth quarter of 2014 the Company recorded an impairment charge of $75.0 million resulting from its growing understanding of the mine parameters, including a decline in mineable ounces and depletion of the open pit in 2015. In addition the depletion expense was adjusted from the date of acquisition and a $13.2 million decrease was recorded in the statement of operations and comprehensive income (loss) relating to the period March 5 to September 30, 2014.

(4)	In the third quarter of 2014, the Company determined that it could not support the value assigned to goodwill and recorded an impairment charge of the full $99.0 million.

From its acquisition on March 5, 2014 to December 31, 2014, PGCI generated revenue of $75.7 million and a net loss of $167.4 million. These results are included in the Company’s consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2014. Had the acquisition of PGCI taken place on January 1, 2014, the total consolidated revenue and net loss for the Company would have been $287.3 million and $233.2 million, respectively.

PRIMERO 2015 ANNUAL REPORT	105

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

6.	Mining Interest Impairment Charge

In accordance with our accounting policy, non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. When there is an indicator of impairment the impacted CGU are tested for impairment separately.

The Company identified impairment indicators at Black Fox Complex and Cerro del Gallo Project as at December 31, 2015, and as a result, recorded non-cash impairment charges aggregating $104 million (2014 -$110 million) comprised of $82 million (2014 -$75 million) relating to the Black Fox Complex CGU and $22 million (2014 -$35 million) relating to the Cerro del Gallo project CGU, based on their FVLCS, which have been determined to be greater than their value in use. The impairment has been recognized in the consolidated statement of operations and comprehensive income (loss) within the “Mining interest impairment charge”. The Black Fox Complex comprises the Black Fox mine and adjacent properties, Grey Fox and Pike River.

The determination of the recoverable amount was determined as the FVLCS for each CGU. FVLCS for operating mines was determined based on the net present value of the future estimated cash flows expected to be generated from the continued use of the CGUs, using assumptions derived from the most recent budgets and forecasts which cover the life of the mines. For pre-development properties in 2015 the Company used a $25 market value per gold ounce determined based on market comparable transactions. The mine plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditure at the mine site. The determination of the FVLCS used Level 3 valuation techniques. Key assumptions used in the fair value models include:

Assumptions	2015	2014
Discount rate	5%-7%	6%-8%
Gold price
Short term	$1,100	$1,200
Long term	$1,200	$1,300
Life of mine (in years)	11	7-11

Black Fox Complex

The impairment test for the Black Fox Complex was based on the most recent mine plan. The resulting non-cash impairment charge for the Black Fox Complex was due to declining metal prices, the temporary decision to defer Grey Fox development and changes in the Black Fox mine plan to focus primarily on higher grade underground ore.

The impairment value of $82 million booked in relation to the Black Fox Complex is highly sensitive to gold prices used in the cash flow projection. If gold prices had increased or decreased by 10% the impairment charge would have decreased or increased, respectively, by approximately $70 million.

106	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Cerro del Gallo Project

The Company has decided not to construct the project under the current economic environment and as such as at December 31, 2015 the CGU was reclassified as an exploration and evaluation asset. The commercial viability of this project will depend on market conditions. The impairment value of $22 million in 2015 and $35 million in 2014 in relation to the Cerro del Gallo was as a result of a lower market value per gold ounce and low cash flows projections, respectively.

7.	Revenue

Revenue is comprised of the following sales:

	2015	2014

Gold	$247,819	$230,320
Silver	43,485	44,292
	$291,304	$274,612

a)	Silver Purchase Agreement

The silver purchase agreement provides that for the first four years after the Company’s acquisition of the San Dimas mine up to August 5, 2014, the first 3.5 million ounces of silver produced per annum by the San Dimas mine, plus 50% of the excess silver produced above this amount, were to be sold to Silver Wheaton Caymans (SWC) at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. From August 6, 2014, for the life of the mine, the first 6 million ounces of silver produced per annum by the San Dimas mine, plus 50% of the excess silver produced above this amount, must be sold to SWC at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to SWC is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of the San Dimas mine. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton Caymans as part of the mining interest, as the Company did not receive any of the upfront payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas mine.

The contract year for purposes of the threshold runs from August 6 of a year to August 5 of the following year. The 6 million ounces production threshold for the year ended August 5, 2015 was met in July 2015 and the 3.5 million ounces production threshold for the year ended August 5, 2014 was met in early March 2014. During the year ended December 31, 2015, the Company sold 0.8 million ounces of silver at market prices for revenue of $12.7 million (2014 – 1.2 million ounces for $24.6 million in revenue).

PRIMERO 2015 ANNUAL REPORT	107

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

b)	Gold Purchase Agreement

As part of the acquisition of Brigus, the Company assumed a gold purchase agreement related to the Black Fox Mine. Under the agreement, the Company is obligated to sell 8% of the future gold production at the Black Fox mine and 6.3% at the adjoining Pike River property (Black Fox Extension).

The expected cash flows associated with the sale of the gold to Sandstorm at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of Brigus (Note 5). The Company has presented the value of any expected future cash flows from the sale of any future gold production to Sandstorm as part of the mining interest, as the Company did not receive any of the upfront payment which was made by Sandstorm to acquire its interest in the gold production from Black Fox and Pike River.

During the year ended December 31, 2015, the Company recorded revenue of $3.0 million (2014 - $2.2 million) under the contract terms.

8.	General and administrative expenses

General and administrative expenses comprise the following:

	2015	2014
Share-based compensation expense	$7,144	$9,342
Salaries and wages	12,607	13,168
Rent and office costs	1,232	2,663
Legal, accounting, consulting and professional fees	4,366	4,520
Vancouver office closure and relocation costs	-	1,777
Other general and administrative expenses	4,541	5,336
	$29,890	$36,806

An additional $1.8 million of share-based compensation is included in operating expenses for the year ended December 31, 2015 (2014 - $1.4 million).

9.	Transaction costs and other expenses

Transaction costs and other expenses comprise the following:

	2015	2014
Transaction costs relating to:
5.75% convertible debenture offering (Note 18(c))	$3,651	$-
Brigus acquisition	-	7,524
Other	765	1,679
	$4,416	$9,203

108	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

10.	Finance expenses

Finance expense comprise the following:

	2015	2014
Interest on 6.5% convertible debentures	$3,123	$2,581
Interest on 5.75% convertible debentures	3,381	-
Interest on line of credit	925	958
Interest on Goldcorp promissory note	-	673
Accretion on 6.5% convertible debentures	1,436	1,148
Accretion on asset retirement obligation	1,122	1,054
Amortization of line of credit transaction costs	877	535
Others	650	21
	$11,514	$6,970

11.	Other income (loss)

	2015	2014
Foreign exchange gain (loss)	$126	$2,691
Gain on derivative liability	1,478	2,291
Finance income	229	429
Other	(809)	(975)
	$1,024	$4,436

12.	Income Taxes

a)	Tax expense

	2015	2014
Current income tax expense	$23,365	$4,752
Deferred income tax expense	(2,968)	12,975
Income tax expense	$20,397	$17,727

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

PRIMERO 2015 ANNUAL REPORT	109

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	2015	2014
Loss before income taxes	$(86,513)	$(206,657)
Canadian federal and provincial income tax rate	26.5%	26.0%
Expected income tax (recovery)	(22,926)	(53,730)
(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	1,502	1,308
Share-based payments	1,882	(134)
Amounts allowable for tax purposes	(9,704)	(10,764)
Impact of Mexican inflation on tax values	(3,634)	(649)
Impact of foreign exchange	2,784	2,296
Impact of foreign exchange on deferred income tax assets and liabilities	25,445	19,782
Withholding taxes on intercompany interest	3,932	4,445
Royalty taxes in Mexico	769	1,508
Flow through share renunciation	415	1,765
Impairment of mining interest and goodwill	20,439	44,990
Ontario mining taxes	687	2,558
Impact of tax losses not recognized	(1,194)	4,352
Income tax expense	$20,397	$17,727

The Company’s overall Canadian statutory tax rate increased from 26% in 2014 to 26.5% in 2015, as the provincial rate used in 2015 was Ontario’s rate of 11.5% (2014- British Columbia’s rate of 11%).

b)	Deferred tax liabilities and assets

The significant components of the Company’s deferred tax liabilities and assets are as follows:

	2015	2014
Deferred tax assets
Non-capital losses and other future deductions	$4,684	$-
Decommissioning liability to be recovered	1,931	2,645
Deduction for Mexican royalty taxes	12,280	11,541
Accruals and other	5,149	4,323
	$24,044	$18,509
Deferred tax liability
Mining interests	$(73,370)	$(68,272)
Net Deferred tax liability	$(49,326)	$(49,763)

110	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	2015	2014
Deferred tax asset	$3,781	$611
Deferred tax liability	53,107	50,374
Deferred tax liability, net	$49,326	$49,763

Based on discounted cash flow models for each of the Company’s mines, the Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the above noted deferred tax assets. Of the Company’s total deferred tax asset $nil is expected to be recovered within twelve months of the statement of financial position date and the remainder after twelve months of the financial position date. Of the Company’s total deferred tax liability of $53.1 million, $10.2 million is expected to reversed within twelve months of the statement of financial position date and the remainder after twelve months of the statement of financial position date.

The Company has total unused Canadian losses of $212.7 million that are available to be applied against future taxable income. These losses expire from 2026 to 2035. Of these losses, $128 million (2014 - $139 million) are restricted to use only against income from the same or similar business that created these losses. The Company also has losses of $29.9 million, of which $14.0 million expire in 2016 and 2017, and the rest in 2018 through 2024, relating to entities that have a history of losses, and may not be used to offset taxes in other entities.

The Company has $172 million in Canadian resource tax pools which do not expire and can be utilized to shelter future income earned from the Black Fox Complex.

Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	2015	2014

Non-capital losses and other future deductions	$223,474	$129,187
Capital losses	5,161	5,718
Share issuance costs	6,137	4,714
Accrued liabilities and other	48,153	45,624
Special mining duties	-	5,714
	$282,925	$190,957

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2015 is $72.3 million.

c)	Challenge to the 2012 APA

Overview

The Mexican tax authority, Servicio de Administración Tributaria (the “SAT”), has initiated a proceeding seeking to nullify the APA which it issued to the Company in 2012. The APA confirmed the Company’s basis for paying taxes on the price it realized for certain silver sales between 2010 to 2014. If the SAT’s challenge is successful it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

PRIMERO 2015 ANNUAL REPORT	111

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Background

In 2004, affiliates of Goldcorp Inc. (“Goldcorp”) entered into a Silver Purchase Agreement with Silver Wheaton Corp. (“Silver Wheaton”) in connection with the San Dimas mine and two other mines in Mexico. Under the Silver Purchase Agreement, Goldcorp received cash and securities in exchange for an obligation to sell the amount of silver extracted from the mines at a price set forth in the Silver Purchase Agreement. In order to satisfy its obligations under the Silver Purchase Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to a Silver Wheaton company in the Caymans (“SWC”). Upon Primero’s acquisition of the San Dimas Mine, the Silver Purchase Agreement was amended and restated and Primero assumed all of Goldcorp’s obligations with respect to the San Dimas concession under the Silver Purchase Agreement. Primero did not receive any of the initial consideration that was paid to Goldcorp under the Silver Purchase Agreement.

As amended and restated, the provisions of the Silver Purchase Agreement require that, on a consolidated basis, the Company sell to Silver Wheaton during a contract year (August 6th to the following August 5th), 100% of the amount of silver produced from the San Dimas concessions up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.04 per ounce plus an annual increase of 1% (the “PEM Realized Price”). In 2015, the contract price was $4.24. The price paid by Silver Wheaton under the Silver Purchase Agreement represents the total value that the Company and its affiliates receive for the sale of silver to Silver Wheaton. The Silver Purchase Agreement continues indefinitely in respect of any silver produced from the San Dimas concessions.

The specific terms of the Silver Purchase Agreement require that the Company sell the silver through one of its non-Mexican subsidiaries, Silver Trading Barbados (“STB”), to Silver Wheaton’s Cayman subsidiary, Silver Wheaton Caymans. As a result, the Company’s Mexican subsidiary that holds the San Dimas concessions, Primero Empresa Minera (“PEM”), sells the required amount of silver produced from the San Dimas concessions to STB to allow it to fulfill its obligations under the Silver Purchase Agreement.

When the Company initially acquired the San Dimas mine, the sales from PEM to STB were made at the spot market price while the sales by STB to Silver Wheaton Caymans were at the contracted PEM Realized Price, which at that time was $4.04 per ounce. In order to reflect commercial realities and the effects of the Silver Purchase Agreement on the Company on a consolidated basis, PEM amended the terms of sales of silver between itself and STB and commenced to sell the amount of silver due under the Silver Purchase Agreement to STB at the PEM Realized Price For Mexican income tax purposes PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

APA

In order to provide the Company with stability and assurances that the SAT would accept the PEM Realized Price (and not the spot market silver price) as the proper price to use to calculate Mexican income taxes, the Company applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price would be used as the Company’s basis for calculating taxes owed by the Company on the silver sold under the Silver Purchase Agreement. The Company believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. Under Mexican law, an advanced pricing agreement is valid for five years and therefore the APA represented the SAT’s agreement to accept the PEM Realized Price as the basis for calculating taxes for the tax years 2010 through 2014.

112	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Challenge to APA for 2010 – 2014 tax years

The SAT has initiated a legal proceeding seeking to nullify the APA, however, the SAT has not identified an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it receives the PEM Realized Price. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. The Company is an ‘interested party’ in this proceeding. While PEM would have rights of appeal in connection with any reassessments, if the legal proceeding is finally concluded in favour of the SAT, the amount of additional taxes that the SAT could charge PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company intends to vigorously defend the validity of the APA. In addition, the Company intends to explore opportunities to minimize the potential impact on the Company in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that the Company will find or be able to implement a reasonable solution.

Uncertain tax treatment for tax years following 2014

For the 2015 tax year, the Company continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. The Company has until the end of 2016 to file an application for a renewed APA in respect of 2015 and the four subsequent tax years. Given the legal challenge by the SAT against the APA for the 2010-2014 tax years, the Company currently believes it is unlikely the SAT will agree to an Advance Pricing Agreement for the 2015-2019 tax years on terms similar to the challenged APA. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

PRIMERO 2015 ANNUAL REPORT	113

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

13.	Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the year by the weighted average number of common shares outstanding during the year.

	2015	2014
Net loss attributable to shareholders
Basic	$(106,910)	$(224,384)
Diluted	(106,910)	(224,384)
Weighted average number of shares
Basic	162,340,566	152,063,899
Diluted	162,340,566	152,063,899
Basic loss per share	($0.66)	($1.48)
Diluted loss per share	($0.66)	($1.48)

For the year ended December 31, 2015, 32,143,546 common shares which are issuable from outstanding stock options, 2013 PSUs, DSUs and from the 6.5% convertible debentures and 5.75% convertible debentures (2014 – 20,611,109 common shares) were excluded from the calculation of diluted securities as they would be considered to be anti-dilutive.

14.	Supplementary cash flow information

Changes in non-cash working capital comprise the following:

	2015	2014
Trade and other receivables	$(638)	$(3,299)
Taxes receivable	1,642	(14,445)
Prepaid expenses	(2,249)	(1,286)
Inventories	(4,318)	(3,630)
Trade and other payables	4,026	(6,674)
Taxes payable	-	(112)
	$(1,537)	$(29,446)

15.	Cash

a)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of 90 days or less.

114	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

b)	Restricted cash

In 2015, the Company changed its form of financial assurance on its closure obligations at the Black Fox Complex. At December 31, 2015, restricted cash of $5.9 million (C$8.3 million) represented collateralized cash held for a letter of credit securing C$20.5 million of closure bonds held with the Ontario Ministry of Northern Development (OMND). At December 31, 2014, the restricted cash balance of $17.6 million represented fully cash collateralized letters of credit of C$19.0 million and cash on deposit of C$1.5 million with the OMND securing the same closure obligations for the Black Fox Complex.

16.	Inventories

	December 31	December 31
	2015	2014
Current portion of inventory
Gold and silver	$10,279	$6,950
Stockpiled ore	9,021	585
Work-in-progress	6,541	6,140
Supplies	6,123	6,691
	31,964	20,366
Long-term stockpile	5,694	14,309
	$37,658	$34,675

Long-term stockpile represents the remaining ore from the Black Fox open pit mine that is expected to be used beyond December 31, 2016. For the year ended December 31, 2015, the Company recorded inventory write downs of $3.0 million (2014 - $1.8 million) to reflect a net realizable value based on a price of $1,050 (2014 - $1,250) per ounce of gold.

PRIMERO 2015 ANNUAL REPORT	115

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

17.	Mining interests

	Mining		Plant,
	properties	Land and	equipment and	Construction
	and leases	buildings	vehicles	in progress	Total
Cost
At January 1, 2014	$580,683	$55,414	$73,510	$29,966	$739,573
Additions	78,294	2,841	12,706	34,927	128,768
Asets acquired in business combination	211,924	8,784	78,878	2,965	302,551
Impairment charge (Note 6)	(110,000)	-	-	-	(110,000)
Reclassifications and adjustments	19,599	1,716	53	(28,155)	(6,787)
Assets derecognized	-	-	(1,859)	-	(1,859)
At December 31, 2014	780,500	68,755	163,288	39,703	1,052,246
Additions	57,682	9,575	30,069	(3,754)	93,572
Impairment charge (Note 6)	(79,077)	(3,785)	(21,138)	-	(104,000)
Assets derecognized	-	(132)	(1,532)	-	(1,664)
At December 31, 2015	$759,105	$74,413	$170,687	$35,949	$1,040,154

Accumulated depreciation and depletion
At January 1, 2014	$70,804	$7,442	$25,074	$-	$103,320
Depreciation and depletion	42,891	3,243	21,840	-	67,974
Assets derecognized	-	-	(528)	-	(528)
At December 31, 2014	113,695	10,685	46,386	-	170,766
Depreciation and depletion	53,121	2,507	24,730	-	80,358
Assets derecognized	-	(32)	(1,056)	-	(1,088)
At December 31, 2015	$166,816	$13,160	$70,060	$-	$250,036

Carrying value
At December 31, 2014	$666,805	$58,070	$116,902	$39,703	$881,480
At December 31, 2015	$592,289	$61,253	$100,627	$35,949	$790,118

A summary of mining interest by property is as follows:

	Mining		Plant,
	properties	Land and	equipment	Construction	December 31	December 31
	and leases	buildings	and vehicles	in progress	2015	2014
San Dimas	$392,200	$52,096	$64,913	$32,779	$541,988	$543,621
Black Fox Complex	140,379	5,756	35,180	3,170	184,485	255,136
Cerro Del Gallo	59,710	3,401	121	-	63,232	82,437
Corporate	-	-	413	-	413	286
Total	$592,289	$61,253	$100,627	$35,949	$790,118	$881,480

All property of the San Dimas mine is pledged as security for the Company’s obligations under the silver purchase agreement and certain assets of the Black Fox Complex are pledged as security for the gold purchase agreement (Note 7(b)). Substantially all of the Company’s assets are pledged as security under the line of credit (Note 18(d)).

116	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The carrying value of property, plant and equipment under finance leases at December 31, 2015 was $10.1 million (December 31, 2014 - $22.4 million). The lessors hold first security rights over the leased assets.

The basis for calculating the depletion expense is described in Note 2, “Basis of preparation and significant accounting policies”. The following table gives further details of the depletion calculation:

	San Dimas				Black Fox
	2015		2014		2015		2014
	$	oz	$	oz	$	oz	$	oz
Depletable pools	$309,300	1.4 million	$342,700	1.6 million	$42,300	0.3 million	$79,900	0.5 million
Non-depletable pools	99,100		57,800		83,400		90,500

Future development costs included in the depletion calculation were $57 million (2014- $77 million) Depletion expense for the year ended December 31, 2015 was $52.1 million (2014 - $41.3 million). Had the depletion expense been calculated without inclusion of inferred resources and, where applicable, related future development costs, the depletion expense would have been $46 million (2014 - $60.3 million).

Depreciation and depletion expense for the year ended December 31, 2015 was $80.4 million (2014 - $68 million), of which $3.2 million represents the non cash component in the inventories balance in the year ended December 31, 2015 (2014 – $5.4 million).

18.	Debt

	December 31	December 31
	2015	2014
Current debt
6.50% convertible debentures (a)	$47,751	$0
Finance lease liabilities (b)	4,666	5,616
	52,417	5,616
Long-term debt
6.50% convertible debentures (a)	-	46,315
5.75% convertible debentures (c)	61,500	-
Finance lease liabilities (b)	1,227	5,629
Line of credit (d)	-	37,827
	62,727	89,771
	$115,144	$95,387

PRIMERO 2015 ANNUAL REPORT	117

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(a) As part of the acquisition of Brigus, the Company assumed $50 million of senior unsecured debentures. The debentures, which will mature on March 31, 2016, bear interest at 6.5% per annum payable semi-annually in arrears on March 31 and September 30 of each year, commencing September 30, 2011. The Company made a change of control offer for Brigus’ senior unsecured convertible debentures on April 4, 2014. Investors holding $1.9 million of the debentures accepted the Company’s offer and these debentures were repaid on May 16, 2014, leaving $48.1 million of principal outstanding as at December 31, 2015.

The remaining $48.1 million of debentures are convertible by the holders into Common Shares at any time at a conversion price of $14.00 per Common Share. The debentures allow for forced conversion by the Company if the market price of the Company’s shares is at least 125% of the conversion price. Subject to certain restrictions, the Company may, at its option, elect to satisfy its obligation to repay the principal amount of all or any portion of the principal amount of the debentures outstanding, by issuing common shares of the Company on maturity. The Company, on February 10, 2016, announced that it has elected to satisfy its obligation to pay the entire redemption price using cash on the maturity date of March 31, 2016. The debentures are redeemable for an amount equal to the principal amount of the debentures plus accrued unpaid interest up to, but excluding, the maturity date, which is estimated to total $1.6 million. On the date of the announcement, the Company drew down $50 million on its revolving credit facility to satisfy this obligation.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the debentures are considered to contain an embedded derivative relating to the conversion option. The conversion option was valued upon initial recognition at fair value using an option pricing model and was separated from the debt component of the debentures. The debt component of the debentures was measured upon initial recognition, based on the present value of the cash flows associated with the debentures. Subsequent to initial recognition, the embedded derivative component is re-measured at fair value at each reporting date while the debt component is accreted to the face value of the debentures using the effective interest rate through periodic charges to finance expense over the term of the debentures. Accretion relating to the debentures for the the year ended December 31, 2015 was $1.4 million (2014 - $1.1 million).

(b) The Company is obligated under various finance leases for equipment as well as a milling facility at the Black Fox Complex. All finance lease agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. Interest payable on the various leases range from a fixed rate of 4.75% to 6.60% . The are no restrictions placed on the Company as a result of these leases, however, the lessors hold first security rights over the leased assets.

(c) On February 9, 2015, the Company issued $75 million of 5.75% convertible unsecured subordinated debentures (the 5.75% convertible debentures) maturing on February 28, 2020. The 5.75% Debentures bear interest at a rate of 5.75% per annum, payable in U.S. dollars semi-annually on August 28 and February 28 each year, commencing on August 28, 2015. The 5.75% convertible debentures are convertible into the Company’s common shares at a conversion price of approximately $6.55 per share, representing a conversion rate of 152.6718 common shares per $1,000 principal amount of the debentures. Upon conversion, holders will be entitled to receive accrued and unpaid interest up to, but excluding, the date of conversion.

118	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The 5.75% convertible debentures are not redeemable prior to February 28, 2018. On and after February 28, 2018 and prior to February 28, 2020, the 5.75% convertible debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided the simple average of the daily volume-weighted average trading price of the common shares on the New York Stock Exchange for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 125% of the conversion price.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the 5.75% convertible debentures are considered to contain embedded derivatives relating to the conversion and redemption options. The Company has elected to classify the convertible debenture as a financial instrument measured at fair value for reporting purposes given that the debentures contain multiple embedded derivatives. Fair value changes are recorded through the statement of operations and comprehensive income (loss). Transaction costs associated with the debentures of $3.7 million were expensed during the year ended December 31, 2015.

(d) The Company closed a $75 million revolving credit facility, provided by two Canadian banks, on May 23, 2014. The line of credit has a three-year term and bears interest at a floating interest rate equal to LIBOR or the prime rate of Canada or the bankers’ acceptance rate (depending on the choice of credit availment by the Company) plus an applicable margin. The line of credit is secured by substantially all of the Company’s assets and contains customary covenants and default clauses typical to this type of facility. As at December 31, 2014, the Company had drawn $40 million under the line of credit. Net transaction costs of $2.2 million have been netted against the drawn amount resulting in a carrying balance of $37.8 million at December 31, 2014.

On March 13, 2015, the Company made a payment on the outstanding balance of the line of credit. Following the payment of the line of credit, the remaining unamortized transaction costs amounting to $1.2 million have been reclassified as prepayment for pre-arranged services and are amortized over the remaining term of the facility as a finance expense.

19.	Decommissioning liability

The decommissioning liability consists of reclamation and closure costs for the San Dimas mine and the Black Fox Complex. The undiscounted cash flow amount of the total obligation was $52.1 million at December 31, 2015 (2014 - $57.2 million) and the present value of the obligation was estimated at $28.3 million (2014- $32.6 million).

PRIMERO 2015 ANNUAL REPORT	119

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	San Dimas	Black Fox	Total
Decommissioning liability, January 1, 2014	$8,730	$0	$8,730
Upon acquisition on March 5, 2014	-	15,746	15,746
Adjustment for credit risk	-	7,707	7,707
Change in end of mine life	393	-	393
Accretion expense	660	394	1,054
Foreign exchange and other adjustments	(393)	(671)	(1,064)
At December 31, 2014	9,390	23,176	32,566
Accretion expense	1,471	(349)	1,122
Foreign exchange and other adjustments	(1,537)	(3,857)	(5,394)
At December 31, 2015	$9,324	$18,970	$28,294

The discount rates used by the Company in 2015 and 2014 are based on prevailing risk-free pre-tax rates in Mexico and Canada, respectively, for periods of time which coincide with the period over which the decommissioning costs are discounted. The following table summarizes the assumptions used in provision for the years ended December 31, 2015 and 2014:

	Expected years	Discount rate	Inflation rate
2015
San Dimas	22 yrs	7.50%	3.00%
Black Fox Complex	11 yrs	2.00%	2.00%
2014
San Dimas	19 yrs	7.75%	3.00%
Black Fox Complex	9 yrs	2.00%	2.00%

20.	Shareholders’ equity

a)	Share capital

The authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

In December 2015, the Company received $4.3 million (net of transaction costs) from the issuance of 1,366,768 flow-through shares to be used to fund the exploration at the Froome Zone within the Black Fox Complex. The proceeds are expected to be fully spent during 2016.

During 2014, the Company received $14.6 million (net of transaction costs) from the proceeds of two flow-through financings to fund exploration costs at the Grey Fox and Pike River properties. Primero raised $7.7 million in March 2014 by issuing 1,000,000 flow through shares and $6.9 million in December 2014 by issuing 1,481,482 flow-through shares. All of the March 2014 financing was spent by December 31, 2014 and all of the December 2014 financing was spent during 2015.

120	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

b)	Warrants

As at December 31, 2014, the Company had 20.8 million warrants outstanding which were exercisable to purchase 20.8 million common shares at a price of C$8.00 until July 20, 2015. On July 21, 2015, these warrants expired unexercised. Accordingly, the carrying value of $34.8 million was reclassified to contributed surplus net of income taxes on the expired warrants of $4.7 million.

c)	Share-based compensation

The movement in contributed surplus and phantom share liability related to share-based compensation during the years ended December 31, 2015 and 2014 are as follows:

		Contributed Surplus
			Deferred share			Phantom
	2013 Plan PSUs	Stock options	units	Others	Total	share liability

At January 1, 2014	$749	$14,802	$-	($33)	$15,518	$6,830
Acquisition of Brigus Gold Corp.	-	6,983	-	-	6,983	-
Exercise of stock options	-	(4,247)	-	-	(4,247)	-
PSUs settled in cash	(982)	-	-	-	(982)	(8,267)
Share-based compensation expense	3,253	1,001	-	-	4,254	5,474
At December 31, 2014	$3,020	$18,539	$-	($33)	$21,526	$4,037
Exercise of stock options	-	(294)	-	-	(294)	-
PSUs settled in shares	(4,404)	-	-	-	(4,404)	-
PSUs settled in cash	-	-	-	-	-	(4,205)
Expiry of warrants	-	-	-	30,046	30,046	-
Share-based compensation expense	5,769	1,964	377	-	8,110	829
At December 31, 2015	$4,385	$20,209	$377	$30,013	$54,984	$661

(i) Stock options

Under the Company’s stock option plan (the Plan), the number of common shares that may be issued on the exercise of options granted under the Plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements).

A summary of the Company’s stock option activities for the year ended December 31, 2015 and the year ended December 31, 2014 is presented below.

PRIMERO 2015 ANNUAL REPORT	121

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	Options	Weighted average
	outstanding	exercise price
Outstanding at January 1, 2014	7,963,990	C$5.85
Granted	3,682,393	6.75
Exercised	(1,921,744)	5.50
Cancelled	(172,500)	6.90
Expired	(297,915)	7.70
Outstanding at December 31, 2014	9,254,224	C$6.17
Granted	1,617,870	4.23
Exercised	(300,000)	3.47
Cancelled/Forfeited	(71,875)	5.68
Expired	(6,254,021)	6.17
Outstanding at December 31, 2015	4,246,198	C$5.70

The following table summarizes the weighted average assumptions used in the Black-Scholes valuation model for the determination of the cost of stock options issued during the year ended December 31, 2015 and 2014.

	2015	2014
Risk free interest rate	0.95%	1.25%-1.36%
Expected life in years	3.50	3.50
Volatility	59.27%	53.00%-57.00%
Expected dividends	0.00%	0.00%
Forfeiture rate	5.00%	5.00%
Weighted average fair value of options issued	C$1.73	C$2.66

As at December 31, 2015, the following stock options were outstanding and exercisable:

Awards Outstanding				Awards Exercisable
		Remaining	Weighted		Remaining	Weighted
		contractual	average		contractual	average
Range of exercise		life	exercise		life	exercise
price per share	Quantity	(in years)	price	Quantity	(in years)	price
$2.60 - $4.00	235,000	2.80	$2.67	235,000	2.80	$2.67
$4.01 - $8.00	3,521,320	3.17	5.42	1,672,642	2.30	6.12
$8.01 - $12.00	465,700	0.57	8.73	465,700	0.57	8.73
$12.01 - $16.00	6,242	3.42	14.21	6,242	3.42	14.21
$16.01 - $20.11	17,936	0.95	17.98	17,936	0.95	17.98
	4,246,198	2.85	$5.70	2,397,520	2.00	$6.40

(ii) Phantom Share Unit Plan (PSUP) and Directors PSU Plan (Directors PSUP)

PSUP is a cash-settled plan. The amount to be paid for vested units is based on the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date.

122	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

A person holding Director PSUs is entitled to elect to receive at vesting, either a cash amount equal to the number of Directors’ PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or the number of common shares equal to the number of Directors’ PSUs. If no election is made, the Company will pay out such Directors’ PSUs in cash.

A summary of the unit activity for the year ended December 31, 2015 and 2014 under the PSUP and the Directors PSUP is presented below.

	Directors PSUP		PSUP
	December 31		December 31
	2015	2014	2015	2014
Opening balance	186,063	162,118	1,329,080	2,663,850
Redeemed	(198,575)	(162,396)	(1,088,066)	(1,327,723)
Granted	223,883	186,341	-	172,091
Cancelled	-	-	(7,437)	(179,138)
	211,371	186,063	233,577	1,329,080

Units issued under the PSUP and Directors PSUP are accounted for as cash-settled awards. All of the units issued under the PSUP and Directors PSUP have been measured at the reporting date using their fair values. The total amount recognized in the statement of operations and comprehensive income (loss) during the the year ended December 31, 2015 in relation to the PSUP and Directors PSUP was $0.8 million (2014 – $6.4 million) recognized under general and administrative expenses. The total liability recognized at the year ended December 31, 2015 in respect of the PSUP and Directors PSUP was $0.7 million (December 31, 2014 - $4.4 million) which is classified as a current liability, reported within trade and other payables. None of these cash-settled units was vested at December 31, 2015, but all remain outstanding.

(iii) 2013 PSU Plan (2013 PSUP)

A person holding PSUs issued under this plan is entitled to receive, at vesting either a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or the number of common shares equal to the number of PSUs, or a combination of cash and equity. The choice of settlement is solely at the Company’s discretion.

A summary of the unit activity for the year ended December 31, 2015 and 2014 under the 2013 PSUP is presented below.

	December 31	December 31
	2015	2014
Opening balance	1,152,464	412,094
Redeemed	(958,515)	(140,103)
Granted	1,960,463	969,878
Cancelled	(65,510)	(89,405)
	2,088,902	1,152,464

PRIMERO 2015 ANNUAL REPORT	123

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The 2013 PSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated as the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statement of operations and comprehensive income (loss) for the year ended December 31, 2015 in relation to the 2013 PSUP was $6.8 million, (2014 - $3.4 million).

(iv) Deferred share units

The Company’s shareholders approved a deferred share unit plan (DSUP) on May 6, 2015. A person holding deferred share units (DSUs) under this plan is entitled to receive at vesting, either a cash payment equal to the redemption value of the DSUs, shares issued from treasury equal to the number of DSUs, shares purchased on the stock exchange, or any combination of these, such that the cash payment plus number of shares delivered have a value equal to the redemption value of the DSUs. The choice of settlement is solely at the Company’s discretion.

The redemption value is calculated by the number of DSUs redeemed multiplied by the weighted average price per share traded on the TSX over the last five trading days preceding the redemption date.

As at December 31, 2015, a total of 315,790 DSUs were issued and outstanding. The DSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated as the grant date closing price of Primero shares on the TSX.

21.	Capital management

The Company’s objectives in managing capital are to:

•	ensure the Company has the financial capacity to support its operations in a low gold price environment with sufficient capability to manage unforeseen operational or industry developments
•	ensure the Company has the capital and capacity to support its long-term growth strategy
•	ensure the Company complies with its debt covenants
•	provide returns for shareholders and benefits for other stakeholders.

The Company’s capital items are the following:

	2015	2014
Cash and cash equivalents	$45,601	$27,389
Undrawn revolving line of credit (see Note 18)	75,000	35,000
Current portion of long-term debt	52,417	5,616
Long-term debt	62,727	89,771
Shareholders' equity	648,876	747,985

124	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

To support these objectives the Company manages its capital structure and makes adjustments to it within the context of the Company’s strategy, economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, adjust the amount of debt or enter into new debt. The Company does not currently pay out dividends.

Several key policy guidelines are used to manage the Company’s capital structure:

•	maintain a liquidity cushion to address operational and/or industry disruptions or downturns
•	maintain a conservative level of debt relative to total capital and earnings within the context of financial forecasts for pricing, costs and production.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition.

The Company is subject to a number of externally imposed capital requirements relating to its line of credit (Note 18(d)). The requirements are both financial and operational in nature as follows:

•	Tangible net worth (being equity less goodwill and other intangible assets) of at least $584 million plus 50% of positive net income after March 31, 2014
•

Net debt leverage ratio (being total liabilities, less trade payables incurred in the ordinary course of business less unrestricted cash divided by rolling 4 quarter EBITDA, as calculated per the line of credit) of < 3.50:1

•

Senior net debt leverage ratio (being that portion of net debt that ranks pari passu with or in priority to the line of credit divided by rolling 4 quarter EBITDA, as calculated per the line of credit) of < 2.00:1

•	Interest coverage ratio (being EBITDA, as calculated per the line of credit divided by interest expense) > 4.50:1

The tangible net worth covenant threshold was renegotiated with the lenders and reduced in December 2015 from $684 million to $584 million. As at December 31, 2015, the Company was fully compliant with these covenants.

22.	Financial instruments

The Company’s financial instruments at December 31, 2015 consist of cash, restricted cash, trade and other receivables, an equity investment in Fortune Bay, trade and other payables, and debt.

At December 31, 2015, the carrying amounts of cash, restricted cash, trade and other receivables, and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature.

The Company’s equity investment in Fortune Bay is designated as available for sale and is held at fair value. Any unrealized gains on available for sale assets are recognized in OCI. Cumulative losses recorded under Accumulated other comprehensive income (loss) are reclassified from equity to the statement of operations when there is objective evidence that the asset is impaired. Once an impairment is recognized, all subsequent losses are recognized in the statement of operations until the asset is derecognized. During the year ended December 31, 2015, the Company recorded an impairment loss of $0.6 million in the statement of operations and comprehensive income (loss) relating to its investment in Fortune Bay. Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.

PRIMERO 2015 ANNUAL REPORT	125

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The fair value of the 6.5% convertible debentures upon initial recognition was based on the present value of the future cash flows to be paid under the terms of the debentures. Subsequently, the convertible debentures are being carried at amortized cost.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2015 or December 31, 2014, other than those discussed below.

The convertible debentures assumed with the acquisition of Brigus (Note 5) are considered to contain an embedded derivative liability which was initially recognized at fair value using an option pricing model, and is subsequently measured at fair value each period during the term of the debentures. During the year ended December 31, 2015, an unrealized derivative gain of $1.5 million, respectively (2014 – unrealized gains of $2.3 million) were recognized in relation to this derivative liability.

The 5.75% convertible debentures issued by the Company on February 9, 2015 (Note 18 (c)) are considered to contain multiple embedded derivatives. These debentures and all related derivatives were accounted for as one instrument which was initially recognized at fair value and will subsequently be measured at fair value for each period during the term of the debentures. During the year ended December 31, 2015, a mark to market gain of $13.5 million (2014 - $nil) was recognized in relation to this derivative liability.

126	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Fair value measurements of financial assets and liabilities recognized on the Consolidated Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.

At December 31, 2015, the levels in the fair value hierarchy that the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are as follows:

	December 31, 2015		December 31, 2014
	Level 1	Level 2	Level 1	Level 2
Investment in Fortune Bay (1)	$525	$-	$671	$-
5.75% convertible debentures (2)	61,500	-	-	-
Derivative liability on 6.5% convertible debentures (3)	-	5	-	1,405

(1)	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
(2)	The fair value of the 5.75% convertible debentures is calculated using the market price on the TSX Exchange as at the date of the statement of financial position.
(3)	Calculated using an option pricing model with the following inputs: share price $3.36, conversion price $14.00, expected life 3 months, volatility 69.77% and a discount rate of 8%.

At December 31, 2015, there were no financial assets or liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2014 – $nil).

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents and restricted cash. To mitigate exposure to credit risk on financial assets, the Company ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

PRIMERO 2015 ANNUAL REPORT	127

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash and cash equivalents in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at December 31, 2015 is considered to be negligible. There are 14 months of value added tax outstanding from the Mexican tax authorities (included in taxes receivable), which the Company expects to be refunded or be offset against future income tax payments.

The Company’s maximum exposure to credit risk at December 31, 2015 and 2014 is as follows:

	2015	2014
Cash and restricted cash	$51,521	$45,035
Trade and other receivables	1,793	7,607
Taxes receivable	30,689	25,724
	$84,003	$78,366

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s objectives and key guidelines for capital management, including management of long-term debt, are described in note 21. Further considerations in our liquidity risk are described in note 12c.

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables, draw down of its revolving credit facility and new borrowings.

The table below shows the Company’s liquidity risk profile at December 31, 2015:

	Within 1	2-5
(in thousands of U.S. dollars)	year	years	Total

Cash and cash equivalents	$45,601	$-	$45,601
Availability under line of credit	75,000	-	75,000
Trade and other payables and accrued liabilities	(44,968)	-	(44,968)
6.50% Convertible debentures and interest	(49,680)		(49,680)
5.75% Convertible debentures and interest	(4,324)	(88,635)	(92,959)
Total	$21,629	$(88,635)	$(67,006)

128	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The Company announced on February 10, 2016, that it has elected to satisfy its obligation to pay the entire redemption price of the 6.5% convertible debentures using cash on the maturity date of March 31, 2016. The debentures are redeemable for an amount equal to the principal amount of the debentures plus accrued unpaid interest up to, but excluding, the maturity date, which is estimated to total $1.6 million. On the date of the announcement, the Company drew down $50 million on its revolving credit facility to satisfy this obligation.

The Company has entered into commercial leases on certain types of equipment and office space which have been classified as operating leases. These leases have terms of between 1 and 6 years. There are no restrictions placed on the Company as a result of entering into these leases. Some of the leases contain renewal or purchase options at the end of the lease. The total operating lease expense during the year ended December 31, 2015 was $1.2 million (2014 - $2.2 million).

c)	Market risk

(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the Company’s operations. Gold is sold in US dollars and costs are incurred principally in US dollars, Canadian dollars and Mexican pesos. The appreciation of the Mexican peso or the Canadian dollar against the U.S. dollar can increase the costs of gold production and capital expenditures in US dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to US dollars at the average rate during the period, and as such if the US dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in US dollar terms. The Company is further exposed to currency risk through non-monetary assets and liabilities of its Mexican entities whose taxable profit or loss is denominated in a non-US dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

During the year ended December 31, 2015, the Company recognized a loss of $0.1 million on foreign exchange (2014 - gain of $2.7 million). Based on the above net exposures at December 31, 2015, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $6.4 million increase or decrease in the Company’s after-tax net earnings (loss) (2014 - $2.2 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $10.1 million increase or decrease in the Company’s after-tax net earnings (loss) (2014 - $9.4 million).

PRIMERO 2015 ANNUAL REPORT	129

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company’s exposure to interest rate risk is limited to the line of credit which is subject to a floating interest rate. An increase or decrease of 100 basis points in the interest rate would result in a decrease or increase in profit after tax of $0.3 million (assuming $50 million drawn on the line of credit).

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

The table below summarizes the impact on profit after tax for a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

	2015	2014
Gold price
10% increase	$18,091	$16,880
10% decrease	(18,091)	(16,880)
Silver price
10% increase	$938	$1,823
10% decrease	(938)	(1,823)

130	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

23.	Related party transactions

On January 1, 2014, Goldcorp owned 31,151,200 of the Company’s common shares, approximately 27% of the Company’s total shares. On March 26, 2014 Goldcorp sold all these shares and as such subsequent to that date, Goldcorp no longer held an equity interest in Primero and was no longer a related party.

During the year ended December 31, 2014 the Company paid an additional $0.4 million to maintain its 19.99% ownership percentage in Santana Minerals as the result of a rights issue.

Compensation of key management personnel of the Company

The key management personnel of the Company are considered to be all directors, the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer. Aggregate compensation recognized in respect of key management personnel of the Company including directors is as follows:

	2015	2014
Short-term employee benefits	$5,172	$2,761
Share-based compensation	2,494	3,815
Termination benefits	-	1,224
Post-employment benefits	26	-
	$7,692	$7,800

As at December 31, 2015 $1.5million (2014 - $1.2 million) of the short-term employee benefits were outstanding. All of the compensation of key management personnel was equivalent to that which would be incurred in an arm’s length transaction.

24.	Commitments and contingencies

(a)     An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through an assembly where each of the Ejido members has a voting right. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

The San Dimas mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

PRIMERO 2015 ANNUAL REPORT	131

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Three of the properties included in the San Dimas mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. These proceedings were initiated by Ejidos against defendants who were previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Some of the proceedings also name the Tayoltita Property Public Registry as co-defendant. None of the initial proceedings named Primero as a party and Primero therefore had no standing to participate in them.

In 2015, two of these proceedings were decided in favor of the Ejidos. Upon becoming aware of the decisions Primero obtained injunctions to suspend any legal effect of the decisions while the Company proceeds with a legal process to nullify the Ejidos’ claim by submitting evidence of Primero’s legal title.

The third legal proceeding commenced by the Ejidos has not been decided and Primero remains without standing to participate therein because it was not named as a party. In the event a final decision is rendered in favour of the Ejido in that proceeding, Primero will seek to annul such decision by defending its position as the legitimate owner.

If Primero is not successful in its challenge, the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

(b)   The Company is aware of a class action lawsuit having been filed in February 2016 against the Company in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws, however no class has yet been certified and we have not been served process in respect of the suit. The Company will vigorously defend this class action lawsuit if it proceeds.

132	PRIMERO 2015 ANNUAL REPORT

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(c)    As at December 31, 2015, the Company had entered into commitments to purchase plant and equipment totaling $5.7 million (December 31, 2014 - $0.9 million).

(d)    Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

PRIMERO 2015 ANNUAL REPORT	133

DIRECTORS
AND OFFICERS

DIRECTORS	OFFICERS

Wade Nesmith	Ernest mast
Chairman	President and Chief Executive Officer
British Columbia, Canada
Joseph F. Conway
Joseph F. Conway [1]	Executive Vice Chairman
Executive Vice Chairman,
Primero Mining Corp.	Guillermo Adrian
Ontario, Canada	Vice President, Operations

Ernest mast	Tamara Brown
President and Chief Executive Officer,	Vice President, Corporate Development
Primero Mining Corp.	Wendy Kaufman
Ontario, Canada	Chief Financial Officer
David Demers [2,3]
H. maura Lendon
Chief Executive Officer,	Chief General Counsel
Westport Innovations Inc.	and Corporate Secretary
British Columbia, Canada
James mallory
Grant Edey [3,4]
Vice President, Corporate Responsibility
President and Chief Executive Officer,
Khan Resources Inc.	Maria-Luisa Sinclair
Corporate Director	Vice President, Human Resources
Ontario, Canada
Louis Toner
Eduardo Luna [1]	Vice President, Project Development
President and Chief Executive Officer,	and Construction
Rochester Resources Ltd.
Mexico State, Mexico
BOARD COMMITTEES
Brad Marchant [1,4]
1 Member of the Corporate Responsibility Committee
Chief Executive Officer,	2 Member of the Human Resources Committee
Enterra Feed Corporation	3 Member of the Governance and Nominating Committee
British Columbia, Canada	4 Member of the Audit Committee

Robert A. Quartermain [1,2,3]
Chairman and Chief Executive Officer,
Pretium Resources Inc.
British Columbia, Canada

Michael Riley [2,4]
Corporate Director
British Columbia, Canada

134	PRIMERO 2015 ANNUAL REPORT

CORPORATE AND
SHAREHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR	SHARES ISSUED

Computershare Trust Company of Canada	At December 31, 2015
100 University Avenue	Total issued and outstanding: 164,185,807
8th Floor, North Tower	Fully diluted: 168,432,005
Toronto, ON, Canada M5J 2Y1

T 416 263 9200	COMPANY FILINGS
E service@computershare.com	www.sedar.com
www.computershare.com	www.sec.gov

AUDITORS	CORPORATE OFFICE
KPMG LLP
Toronto
79 Wellington Street West
LEGAL COUNSEL	TD South Tower, Suite 2100
Stikeman Elliott LLP	Toronto, ON, Canada M5K 1H1
5300 Commerce Court West	T 416 814 3160
199 Bay Street	F 416 814 3170
Toronto, ON, Canada M5L 1B9	TF 1 877 619 3160

SHARES LISTED	INVESTOR INQUIRIES
Toronto Stock Exchange	Evan young
TSX:P	Manager, Investor Relations
TSX:P.DB.U (Convertible Debentures
– uS$14.00 conversion, expiry 03/31/16)	T 416 814 2694
TSX:P.DB.V (Convertible Debentures	F 416 814 3170
– uS$6.55 conversion, expiry 02/28/20)	E info@primeromining.com
New york Stock Exchange
NYSE:PPP	WEBSITE
www.primeromining.com

Production Notes
Design and Production: Macrae Creative
Printing: RRD
Printed in Canada

PRIMERO

Primero is a Canadian-based gold mining company with operating mines in Canada and Mexico, and a strong portfolio of development-stage and exploration projects. After a year of production increases, exploration success and management renewal, we look forward to continuing to deliver disciplined growth and long-term shareholder value.

WORLD GOLD COUNCIL MEMBER